The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 1, 2002

PROSPECTUS SUPPLEMENT

(To prospectus dated September 27, 2002)

1,000,000 Shares

RAMCO-GERSHENSON PROPERTIES TRUST

                        % Series B Cumulative Redeemable Preferred Shares of Beneficial Interest

(Liquidation Preference $25 Per Share)

      We are offering 1,000,000 shares of our           % Series B Cumulative Redeemable Preferred Shares, par value $.01 per share. We will receive all of the net proceeds from the sale of the Series B Preferred Shares.

      Dividends on the Series B Preferred Shares will be cumulative from (but excluding) the date of original issue and payable quarterly in arrears, beginning on                     , 2002, at the rate of           % of the liquidation preference per year, or $           per                Series B Preferred Shares per year.

      We may not redeem the Series B Preferred Shares before November      , 2007, except to preserve our status as a real estate investment trust. On or after November      , 2007, we may redeem the shares in whole or in part at $25.00 per share, plus any accrued and unpaid dividends to and including the date of redemption. The Series B Preferred Shares have no maturity date and will remain outstanding indefinitely unless redeemed. The Series B Preferred Shares will not be subject to any sinking fund or mandatory redemption and will not be convertible into any of our other securities. Investors in the Series B Preferred Shares will generally have no voting rights, but will have limited voting rights if we fail to pay dividends for six or more quarters and in certain other events. There is currently no public market for our Series B Preferred Shares.

      Series B Preferred Shares are subject to certain restrictions on ownership and transfer designed to preserve our qualification as a real estate investment trust for federal income tax purposes. See “Federal Income Tax Considerations” on page 18 of the accompanying prospectus for more information about these restrictions.

      We will file an application to list the Series B Preferred Shares on the New York Stock Exchange. If the application is approved, trading of the Series B Preferred Shares on the NYSE is expected to begin within 30 days after the date of initial delivery of the Series B Preferred Shares.

      Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       Investing in our Series B Preferred Shares involves risks. See “Risk Factors” beginning on page 1 of the accompanying prospectus.

	Per Share	Total

Public offering price(1)
Underwriting discount
Proceeds, before expenses, to us

(1)	Plus accrued dividends, if any, from (but excluding) the date of original issue.

      The underwriters may also purchase up to an additional 150,000 Series B Preferred Shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over allotments.

      The Series B Preferred Shares will be ready for delivery through the facilities of The Depository Trust Company on or about November      , 2002.

McDonald Investments Inc.

U.S. Bancorp Piper Jaffray

The date of this prospectus supplement is November      , 2002.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT SUMMARY
The Offering
USE OF PROCEEDS
CAPITALIZATION
SELECTED FINANCIAL DATA
THE COMPANY
ORGANIZATIONAL STRUCTURE
DESCRIPTION OF THE SERIES B PREFERRED SHARES
UNDERWRITING
LEGAL MATTERS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
WHERE YOU CAN GET MORE INFORMATION
FORWARD-LOOKING STATEMENTS
WHERE YOU CAN GET MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
FORWARD-LOOKING STATEMENTS
RISK FACTORS
RISKS RELATED TO OUR BUSINESS
RISKS RELATED TO OUR DEBT OBLIGATIONS
TAX RISKS
DESCRIPTION OF THE COMPANY
USE OF PROCEEDS
DESCRIPTION OF COMMON SHARES
DESCRIPTION OF PREFERRED SHARES
DESCRIPTION OF WARRANTS
CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR DECLARATION OF TRUST AND BYLAWS
RESTRICTIONS ON OWNERSHIP AND TRANSFER OF SHARES
FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

TABLE OF CONTENTS

Prospectus Supplement

Prospectus Supplement Summary	S-1
Use of Proceeds	S-7
Capitalization	S-8
Selected Financial Data	S-9
The Company	S-11
Description of the Series B Preferred Shares	S-27
Underwriting	S-33
Legal Matters	S-34
Incorporation of Certain Documents by Reference	S-35
Where You Can Get More Information	S-35
Forward-Looking Statements	S-36
Prospectus
Where You Can Get More Information	i
Incorporation of Certain Documents by Reference	ii
Forward-Looking Statements	ii
Risk Factors	1
Description of the Company	8
Use of Proceeds	8
The Securities We May Offer	9
Description of Common Shares	10
Description of Preferred Shares	11
Description of Warrants	12
Certain Provisions of Maryland Law and of Our Declaration of Trust and Bylaws	13
Restrictions on Ownership and Transfer of Shares	16
Federal Income Tax Considerations	18
Plan of Distribution	38
Legal Matters	39
Experts	39

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates or on other dates which are specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS SUPPLEMENT SUMMARY

      This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. Because it is a summary, it may not contain all of the information that is important to you. You should read carefully this entire prospectus supplement and the accompanying prospectus, especially the section entitled “Where You Can Find More Information” on page (i) of the accompanying prospectus and the section entitled “Risk Factors” beginning on page 1 of the accompanying prospectus, as well as the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus, before making a decision to invest in the Series B Preferred Shares. Throughout this prospectus supplement, we refer to Ramco-Gershenson Properties Trust, a Maryland real estate investment trust, and its subsidiaries, including Ramco-Gershenson Properties, L.P. and Ramco-Gershenson, Inc. and their predecessors, as “we,” “our,” “us” or the “Company” unless otherwise noted.

Ramco-Gershenson Properties Trust

      We are a fully integrated, self-administered and self-managed real estate investment trust, also known as a “REIT,” that acquires, develops, manages and owns community shopping centers in the midwestern, southeastern and mid-Atlantic regions of the United States. As of June 30, 2002, we had a portfolio of 59 shopping centers totaling approximately 11.4 million square feet of gross leaseable area located in 12 states. Our properties consist of 58 community shopping centers, nine of which are power centers and three of which are single tenant facilities. We also own one enclosed regional mall. Our shopping centers are located in convenient and easily-accessible locations with abundant parking which are close to residential communities and offer excellent visibility for our tenants and easy access for shoppers.

      For approximately half a century, Ramco-Gershenson, Inc. and its predecessor developed and owned shopping centers throughout the United States. Over that time, we developed or acquired over 60 shopping centers with a total of over 16.5 million square feet.

      In May 1996, RPS Realty Trust acquired through a reverse merger substantially all the shopping centers and retail properties as well as the management company and business operations of Ramco-Gershenson, Inc. and certain of its affiliates. The resulting trust changed its name to Ramco-Gershenson Properties Trust.

Competitive Strengths

      Based on our long history in the shopping center industry, the caliber of our management team and the quality of our assets, we feel that we are uniquely positioned to capitalize on opportunities in the real estate market as they present themselves.

     Community Shopping Center Focus

      We are predominantly a community shopping center company with a focus on acquiring, developing and managing centers primarily anchored by grocery stores and nationally-recognized discount department stores. It is our belief that centers with a grocery and/or discount components attract consumers seeking value-oriented goods and services. Since these products are required to satisfy everyday needs, customers usually visit the centers on a weekly basis.

     Markets In Which We Operate

      Our shopping centers are primarily located in major metropolitan areas in the midwestern and southeastern regions of the United States. Within specific markets, we seek a convenient and easily accessible location with abundant parking facilities, close to residential communities, with excellent visibility for our tenants and easy access for shoppers. In both of these regions we have concentrated a number of centers in reasonable proximity to each other in order to achieve market penetration as well as efficiencies in management, oversight and purchasing.

     Proactive Asset Management

      We use our asset management personnel to perform a variety of functions, including playing a major role in creating and assessing redevelopment, acquisition, development and leasing opportunities. Our proactive approach to leasing has allowed us to consistently maintain a high occupancy rate, ranging between 93.0% and 95.5% during each of the last five years. Our asset management team also helps to ensure that our centers remain competitive in their respective trade areas. In addition, when considering an acquisition, we use our experience and tenant contacts to look for value-added opportunities. We maintain strong relationships with national and regional anchor tenants, allowing us to assess their interest in our prospective developments.

     Experienced Management Team

      Our management team has an average of approximately 27 years of experience in the real estate industry, including acquisition, development, construction, financing, leasing and asset management experience. Our 45-year history as a shopping center developer provides us with the ability to discover attractive investment opportunities. Our management and trustees currently own 15.8% of our company (assuming the conversion into our common shares of all of the outstanding units in our operating partnership but excluding our outstanding stock options), which aligns management’s interests with those of our shareholders.

Business Strategy

      Our goal is to maximize total return for our shareholders by improving operating income and enhancing asset value. We pursue our goal through:

•	A proactive approach to redeveloping, renovating and expanding our shopping centers. Since 1996, we have completed 19 redevelopments totaling 1.1 million square feet, at an estimated cost of $38.6 million. We have achieved a weighted average return on incremental invested capital of 14.7%.

•	The acquisition of community shopping centers in the midwestern, southeastern and mid-Atlantic regions of the United States with a focus on grocery and nationally-recognized discount department store anchor tenants.

•	The development of new shopping centers in metropolitan markets in which we currently operate and where we believe demand for a center exists. Since 1996, we have developed five shopping centers, totaling approximately 1.6 million square feet, at a cost of $93.4 million, and we have achieved an average stabilized unleveraged return on costs of 13.7%.

•	A proactive approach to leasing vacant spaces and entering into new leases for occupied spaces where leases are about to expire.

Geographic Diversification

      The following table sets forth the distribution by region and by state of our gross leaseable area and annualized base rent as of June 30, 2002.

		Company Owned Gross
		Leaseable Area		Annualized Base Rent(2)

	Number of	Total	% of Total		% of Total
Region/State	Properties	Sq. Ft.(1)	Portfolio	Total	Portfolio

Midwestern
Michigan	22	4,017,294	41.2	$29,116,162	41.6
Ohio	4	727,670	7.5	6,200,578	8.9
Wisconsin	2	538,413	5.5	3,511,280	5.0

Subtotal Midwestern	28	5,283,377	54.2	38,828,020	55.5
Southeastern
Florida	12	1,437,180	14.7	11,305,295	16.2
Georgia	5	644,882	6.6	4,390,383	6.3
Tennessee	6	796,115	8.2	3,907,625	5.6
South Carolina	2	377,528	3.9	2,144,813	3.1
North Carolina	2	367,108	3.8	2,003,892	2.9
Alabama	1	126,701	1.3	795,227	1.1

Subtotal Southeastern	28	3,749,514	38.5	24,547,235	35.1
Mid-Atlantic
New Jersey	1	224,138	2.3	2,719,121	3.9
Virginia	1	240,042	2.5	2,549,132	3.6
Maryland	1	251,106	2.6	1,323,290	1.9

Subtotal Mid-Atlantic	3	715,286	7.3	6,591,543	9.4

Total	59	9,748,177	100%	$69,966,798	100%

(1)	Represents (a) gross leaseable area with respect to our shopping centers and (b) rentable square feet with respect to our single-tenant properties.

(2)	We calculate annualized base rent for all leases in place on June 1, 2002 by multiplying total base rent for June 2002 by 12.

Occupancy

      The following table sets forth the occupancy rates by category of our properties for 2000 and 2001 and for the six months ended June 30, 2002. Our overall occupancy rates for 2000 and 2001 and for the six months ended June 30, 2002 were 93.7%, 95.5% and 93.1% respectively.

			Six Months Ended
	2000	2001	June 30, 2002

Community Centers	94.2%	95.6%	93.0%
Enclosed Regional Mall	89.9%	94.0%	96.9%

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

      Our ratio of earnings to combined fixed charges and preferred stock dividends was 1.34x for the six months ended June 30, 2002, and 1.35x, 1.30x, 1.36x, 1.39x and 1.83x for the years ended December 31, 2001, 2000, 1999, 1998 and 1997, respectively. For the purpose of calculating the ratios of earnings to combined fixed charges and preferred share dividends, earnings have been calculated as net income before cumulative effect of change in accounting principle plus minority interest, losses from unconsolidated entities, fixed charges and preferred share dividends, amortization of capitalized interest, and distributed income from unconsolidated entities, less gain on the sale of real estate, earnings from unconsolidated entities, interest capitalized, and preferred dividends. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, and amortized debt service costs.

Corporate Information

      Our executive offices are located at 27600 Northwestern Highway, Suite 200, Southfield, Michigan 48034. Our telephone number is (248) 350-9900.

Recent Developments

      We recently acquired control of a vacant 81,000 square foot Kmart store and 9,600 square feet of retail space adjacent to the Company’s Naples Towne Center in Naples, Florida. Simultaneously with the acquisition, we signed a lease with Beall’s Department Store to occupy the entire Kmart premises. The transaction involved the purchase of the existing mortgage note, the signing of a 99 year land lease with the fee owner, with the option to acquire the fee in 2003.

      During the third quarter of 2002, the Company substantially completed the redevelopment of its Lantana Shopping Center in Lantana, Florida, which includes the construction of a new 61,000 square foot Publix Supermarket and the renovation of the center’s facade. In addition, Bed, Bath & Beyond opened a new store in 21,000 square feet at the Company’s Jackson Crossing shopping center in Jackson, Michigan. Bed, Bath & Beyond’s opening marks the fifth expansion of this 630,000 square foot center.

      With respect to the “de-malling” of the Tel-Twelve shopping center, two 13,000 square foot multi-tenant retail outlot buildings are completely leased. The Company is in negotiations with two national retailers to occupy the last remaining space at the center.

      During the third quarter of 2002, 17 new non-anchor stores opened, at an average base rent of $16.65 per square foot, which is 41% above portfolio average. The Company also renewed four non-anchor leases, bringing the total of renewed leases for the year to 62, at an increase of 5.2% above prior rents.

      The Company paid a cash dividend on its common shares of $0.42 per share on October 15, 2002 to shareholders of record on September 30, 2002.

Third Quarter 2002 Results

      Our diluted funds from operations for the quarter and the nine months ended September 30, 2002 decreased as compared to the Company’s funds from operations for the quarter and nine months ended September 30, 2001. The comparative decrease in funds from operations in 2002 relative to 2001 is based on a planned and announced series of shopping center redevelopments.

      For the three months ended September 30, 2002, diluted funds from operations decreased 1.2%, or $93,000, to $7,776,000, compared with $7,869,000 for the three months ended September 30, 2001. Total revenues increased 3.4%, or $761,000, to a total of $23,044,000, compared with $22,283,000 in 2001. Income from continuing operations for the three months ended September 30, 2002, was $2,621,000, compared with $2,492,000 in 2001.

      For the nine months ended September 30, 2002, diluted funds from operations decreased 3.8%, or approximately $899,000, to $22,574,000, compared with $23,473,000 for the nine months ended September 30, 2001. Total revenues decreased 0.5%, or $355,000, to a total of $66,213,000, compared with $66,568,000 in 2001. Income from continuing operations for the nine months ended September 30, 2002 was $7,069,000, compared with $11,102,000 in 2001.

      Diluted earnings per share from continuing operations for the three months ended September 30, 2002 decreased 8.7%, or $0.02, to $0.21, compared to $0.23 in 2001. Diluted earnings per share from continuing operations for the nine months ended September 30, 2002 decreased 28.9%, or $0.35, to $0.86, compared to $1.21 in 2001. The decrease is principally due to the dilutive effects of the common stock offering completed earlier this year.

The Offering

      The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the Series B Preferred Shares, see “Description of the Series B Preferred Shares” in this prospectus supplement and “Description of Preferred Shares” in the accompanying prospectus.

Issuer	Ramco-Gershenson Properties Trust.

Securities Offered	1,000,000 shares of % Series B Cumulative Redeemable Preferred Shares (1,150,000 shares if the underwriters exercise their over allotment option in full).

Dividends	Investors will be entitled to receive cumulative cash dividends on the Series B Preferred Shares at a rate of % per year of the $25.00 per share liquidation preference (equivalent to $ per year per share). Beginning on , dividends on the Series B Preferred Shares will be payable quarterly in arrears on the first day of each , , and or, if not a business day, the next succeeding business day. Dividends on the Series B Preferred Shares shall accrue and be cumulative from (but excluding) the date of original issuance, which is expected to be .

Optional Redemption	We may not redeem the Series B Preferred Shares prior to November , 2007, except in limited circumstances relating to our continuing qualification as a REIT. On and after November , 2007, we may, at our option, redeem the Series B Preferred Shares, in whole or from time to time in part, by payment of $25.00 per share, plus any accrued and unpaid dividends to and including the date of redemption. Any partial redemption of the Series B Preferred Shares will be on a pro rata basis.

No Maturity	The Series B Preferred Shares have no maturity date and we are not required to redeem the Series B Preferred Shares. Accordingly, the Series B Preferred Shares will remain outstanding indefinitely unless we decide to redeem them. We are not required to set aside funds to redeem the Series B Preferred Shares.

Liquidation Preference	If we liquidate, dissolve or wind up, holders of the Series B Preferred Shares will have the right to receive $25.00 per share, plus accrued and unpaid dividends (whether or not declared) to and including the date of payment, before any payments are made to the holders of our common shares. The rights of the holders of the Series B Preferred Shares to receive their liquidation preference will be subject to the proportionate rights of each other series or class of our shares ranked on a parity with the Series B Preferred Shares.

Ranking	The Series B Preferred Shares will rank senior to our common shares with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up.

Voting Rights	Holders of the Series B Preferred Shares generally have no voting rights. However, if we do not pay dividends on the Series B Preferred Shares for six or more quarterly periods (whether or not consecutive), the holders of the Series B Preferred Shares, voting together with the holders of any other series of parity preferred shares which has similar voting rights, will be entitled to vote at the next annual meeting of shareholders for the election of two additional trustees to serve on our board of trustees until we pay all dividends which we owe on the Series B Preferred Shares and all other series of parity preferred shares. In addition, the affirmative vote of the holders of at least two-thirds of the outstanding Series B Preferred Shares is required for us to authorize, create or increase capital shares of beneficial interest senior to the Series B Preferred Shares or to amend our declaration of trust in a manner that materially and adversely affects the rights of the holders of the Series B Preferred Shares.

Listing	We will file an application to list the Series B Preferred Shares on the NYSE. If the application is approved, trading of the Series B Preferred Shares on the NYSE is expected to begin within 30 days after the date of initial delivery of the Series B Preferred Shares.

Restrictions on Ownership and Transfer	For us to qualify as a REIT under the Internal Revenue Code, no more than 50% in value of our outstanding shares of beneficial interest may be owned, actually or constructively, by five or fewer individuals (as determined under certain attribution rules in the Internal Revenue Code), during the last half of a taxable year (other than the first year for which an election to be treated as a REIT has been made) or during a proportionate part of a shorter taxable year. Our declaration of trust contains restrictions on the ownership and transfer of our shares of beneficial interest, which are intended to assist us in complying with these requirements and continuing to qualify as a REIT. As a result of these restrictions on ownership and transfer, no holder may own, or be deemed to own by virtue of the attribution rules of the Internal Revenue Code more than 9.8% in value or number of shares, whichever is more restrictive, of any class or series of our preferred shares, including the Series B Preferred Shares. See “Restrictions on Ownership and Transfer of Shares” in the accompanying prospectus.

Conversion	The Series B Preferred Shares are not convertible into or exchangeable for any of our other securities or property.

Use of Proceeds	We estimate that the net proceeds to us from the sale of 1,000,000 Series B Preferred Shares in this offering will be approximately $ , after payment of the underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds of the sale of our Series B Preferred Shares in this offering initially to pay down outstanding balances under our credit facility. Our credit facility expires in September 2003 and has a variable interest rate which is between 162.5 basis points and 225.0 basis points above LIBOR, depending on certain debt ratios, and was 200.0 basis points above LIBOR at June 30, 2002.

Following the offering, we expect to borrow approximately $18.8 million under our credit facility to purchase the equity of our joint venture partners in the East Town Plaza and Crossroads Centre shopping centers, along with the payoff of a portion of the debt related to the Crossroads Centre and purchase the fee interest in the property adjacent to our Naples, Florida shopping center. See “Use of Proceeds.”

USE OF PROCEEDS

      We estimate that the net proceeds to us from the sale of 1,000,000 Series B Preferred Shares in this offering will be approximately $           , after payment of the underwriting discounts and estimated offering expenses payable by us.

      We intend to use the net proceeds of the sale of our Series B Preferred Shares in this offering initially to pay down outstanding balances under our credit facility. Our credit facility expires in September 2003 and has a variable interest rate which is between 162.5 basis points and 225.0 basis points above LIBOR, depending on certain debt ratios, and was 200.0 basis points above LIBOR at June 30, 2002.

      Following the offering, we expect to borrow approximately $18.8 million under our credit facility to purchase the equity of our joint venture partners in the East Town Plaza and Crossroads Centre shopping centers, along with the payoff of a portion of debt related to the Crossroads Centre, and purchase the fee interest in the property adjacent to our Naples, Florida shopping center.

      The description above is our estimated allocation of the estimated net proceeds from the sale of preferred shares in this offering. We might change the allocation among the categories discussed above or to new categories in response to, among other things, changes in our business plans, future revenues and expenses and industry, regulatory or competitive conditions. The amount of our expenses and their timing will vary depending on a number of factors, including changes in our expected operations or business plan and changes in economic and industry conditions. Any such shifts will be at the discretion of our board of trustees and officers.

CAPITALIZATION

      The following table sets forth our actual capitalization at June 30, 2002 and as adjusted to give effect to the sale of 1,000,000 Series B Preferred Shares we are offering by this prospectus supplement, the application of the estimated net proceeds to us from that offering and the consummation of the transactions described under “Use of Proceeds.” See “Use of Proceeds.”

	June 30, 2002

	Actual	As Adjusted

	(in thousands,
	except per share data)
Debt:
Mortgage loans	$272,703	$
Secured credit facility	84,550
Unsecured term loan	20,000		20,000

Total debt	377,253
Minority interest	48,106		48,106
Shareholders’ equity:
Preferred shares, par value $0.01; 10,000,000 shares authorized; 0 and 1,000,000 preferred shares issued and outstanding
Common shares, par value $0.01; 30,000,000 shares authorized; 12,241,216 issued and outstanding(1)	122		122
Additional paid-in capital	233,219		233,219
Accumulated other comprehensive loss	(3,164)		(3,164)
Cumulative distributions in excess of net income	(47,263)		(47,263)

Total shareholders’ equity	182,914

Total Capitalization	$608,273	$

(1)	The number of common shares outstanding as of June 30, 2002 does not include:

•	628,592 common shares issuable upon exercise of outstanding options granted under our stock option plans, and

•	2,938,062 common shares issuable upon exchange of outstanding units in our operating partnership, Ramco-Gershenson Properties, LP.

SELECTED FINANCIAL DATA

      The following table sets forth our unaudited selected financial data on a consolidated basis for the six months ended June 30, 2002 and 2001, and selected financial data on a consolidated basis for the year ended December 31, 2001 and should be read in conjunction with the financial statements and related notes that are incorporated by reference into this prospectus supplement. The financial information is derived from our consolidated financial statements. The results of the six-month period ended June 30, 2002 may not be indicative of the results to be expected for the full year.

	Six Months Ended
	June 30,		Year Ended
			December 31,
	2002	2001	2001

	(in thousands, except per share data)
Statements of operations data:
Revenues:
Minimum rents	$28,890	$29,781	$59,756
Percentage rents	716	1,094	1,442
Recoveries from tenants	11,710	11,029	23,119
Fees and management income	880	1,096	2,485
Interest and other income	973	1,285	2,700

Total revenues	43,169	44,285	89,502

Expenses:
Real estate taxes	5,300	4,278	10,065
Recoverable operating expenses	6,626	7,192	14,204
Depreciation and amortization	8,349	7,964	16,842
Other operating	694	751	1,447
General and administrative	4,159	4,246	8,337
Interest expense	12,366	13,393	26,332

Total expenses	37,494	37,824	77,227

Operating income	5,675	6,461	12,275
Earnings from unconsolidated entities	346	414	813

Income from continuing operations before gain on sale of real estate and minority interest	6,021	6,875	13,088
Gain on sale of real estate	—	5,349	5,550
Minority interest	1,573	3,614	5,500

Income from continuing operations	4,448	8,610	13,138
Discontinued operations, net of minority interest:
Gain on sale of property	2,164	—	—
Income from operations	147	360	725

Net income	6,759	8,970	13,863
Preferred dividends	(828)	(1,666)	(3,360)
Gain on redemption of preferred shares	2,425	—	—

Net income available to common shareholders	$8,356	$7,304	$10,503

Basic earnings per share:
Income from continuing operations	$0.69	$0.98	$1.38
Income from discontinued operations	0.26	0.05	.10

Net income	$0.95	$1.03	$1.48

	Six Months Ended
	June 30,		Year Ended
			December 31,
	2002	2001	2001

	(in thousands, except per share data)
Diluted earnings per share:
Income from continuing operations	$0.66	$0.94	$1.37
Income from discontinued operations	0.21	0.04	.10

Net income	$0.87	$0.98	$1.47

Weighted average shares outstanding:
Basic	8,771	7,111	7,105

Diluted	13,392	9,122	7,125

Other data:
Funds from operations(1)
Net income	$6,759	$8,970	$13,863
Add:
Depreciation and amortization expense	8,569	8,083	17,148
Minority interest in partnership:
Continuing operations	1,573	3,614	5,500
Discontinued operations	61	149	303
Less:
Discontinued operations, gain on sale of property	(2,164)	—	—
Gain on sale of real estate	—	(5,212)	(5,207)

Funds from operations — diluted	14,798	15,604	31,607
Less:
Preferred share dividends	(828)	(1,666)	(3,360)

Funds from operations — basic	$13,970	$13,938	$28,247

Weighted average equivalent shares outstanding:(2)
Basic	11,713	10,056	10,050

Diluted	13,392	12,067	12,170

Supplemental disclosure:
Straight-line rental income	$1,447	$1,233	$2,135

(1)	We generally consider funds from operations, also known as “FFO,” an appropriate supplemental measure of our financial performance because it is predicated on cash flow analyses. We have adopted the most recent National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, which was amended in April 2002. Under the NAREIT definition, FFO represents income before minority interest, excluding extraordinary items, as defined under accounting principles generally accepted in the United States of America, gains on sales of depreciable property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. Our computation of FFO may, however, differ from the methodology for calculating FFO utilized by other real estate companies, and therefore, may not be comparable to these other real estate companies.

FFO does not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States of America and should not be considered an alternative to net income as an indication of our performance or to cash flows from operating activities as a measure of liquidity or our ability to pay distributions. Furthermore, while net income and cash generated from operating, investing and financing activities, determined in accordance with accounting principles generally accepted in the United States of America, consider capital expenditures which have been and will be incurred, the calculation of FFO does not.

(2)	Basic weighted average shares outstanding assumes the redemption of all Operating Partnership Units for Common Shares. Diluted weighted average shares outstanding assumes the redemption of all Operating Partnership Units for Common Shares, the Series A Preferred Shares converted to Common Shares (which were redeemed or converted in May 2002), and the common shares issuable under the treasury stock method upon exercise of stock options.

      The following table sets forth our coverage ratios, leverage ratios, payout ratios and debt indicators as of and for the twelve months ended June 30, 2002 and 2001.

	As of and for the
	Twelve Months Ended
	June 30,

	2002		2001

	(in thousands,
	except ratio data)
Coverage ratios
Interest coverage ratio (EBITDA/interest expense)(1)	2.2	x	2.0	x
Fixed charge ratio (EBITDA — preferred distributions/interest expense and scheduled principal payments)	1.8	x	1.7	x
Leverage ratios
Total debt to market capitalization ratio	55.2%		61.7%
Total debt plus convertible preferred shares to market capitalization ratio	55.2%		68.0%
Payout ratios (trailing 12 months)
Dividends paid	$20,226		$20,308
Funds from operations	$30,801		$30,429
FFO payout ratio (dividends/ FFO)	65.7%		66.7%
Debt indicators
Weighted average maturity	3.6 yrs		4.3 yrs
Weighted average interest rate	7.0%		7.6%
Fixed rate debt %	79.1%		81.6%

(1)	EBITDA represents Earnings before Interest, Taxes, Depreciation and Amortization. For purposes of calculating EBITDA, we add back interest expense, depreciation and amortization expense, and income from discontinued operations to income from continuing operations before gain on sale of real estate and minority interest.

THE COMPANY

Overview

      We are a fully integrated, self-administered and self-managed real estate investment trust, also known as a “REIT,” that acquires, develops, manages and owns community shopping centers in the midwestern, southeastern and mid-Atlantic regions of the United States. As of June 30, 2002, we had a portfolio of 59 shopping centers totaling approximately 11.4 million square feet of gross leaseable area located in 12 states. Our shopping centers include 58 community shopping centers, including nine power centers and three single tenant facilities. We also own one enclosed regional mall. Our properties are located in convenient and easily-accessible locations with abundant parking which are close to residential communities and offer excellent visibility for our tenants and easy access for shoppers.

Historical Overview and Organizational Structure

      For approximately half a century, Ramco-Gershenson, Inc. and its predecessor developed and owned shopping centers throughout the United States. Over that time, we developed or acquired over 60 shopping centers with a total of over 16.5 million square feet.

      In May 1996, the existing public company, RPS Realty Trust, acquired through a reverse merger substantially all the shopping centers and retail properties as well as the management company and business operations of Ramco-Gershenson, Inc. and most of its affiliates. The resulting trust changed its name to Ramco-Gershenson Properties Trust and relocated its corporate office to Southfield, Michigan, where Ramco-Gershenson, Inc.’s officers assumed management responsibility. At that time, the trust also changed its operations from a mortgage REIT to an equity REIT.

      During the same time period, RPS Realty Trust contributed seven mortgage loans, three real estate properties and other assets to Atlantic Realty Trust, an independent, newly formed liquidating REIT. All of the stock of Atlantic Realty Trust was distributed subsequently to the shareholders of the trust.

      In 1997, with approval from our shareholders, we changed our state of organization from Massachusetts to Maryland by terminating the Massachusetts trust and merging into a newly-formed Maryland real estate investment trust.

      We conduct substantially all of our business, and hold substantially all of our interests in our properties, through our operating partnership, Ramco-Gershenson Properties, L.P., either directly or indirectly through partnerships or limited liability companies which hold fee title to the properties. We have the exclusive power to manage and conduct the business of our operating partnership. As of June 30, 2002, our Company owned approximately 80.6% of the interests in our operating partnership. Set forth below is a chart which depicts the structure of our organization as of June 30, 2002.

ORGANIZATIONAL STRUCTURE

(1)	As of June 30, 2002, approximately 97.0% of our common shares were held by our public shareholders and approximately 3.0% by our executive officers and trustees. Units of our operating partnership are redeemable at the holder’s request. These units may be redeemed, at our option and in our sole discretion, either for common shares on a one-for-one basis and/or cash (based on the fair market value of an equivalent number of common shares at the time of redemption). If all units of the operating partnership were redeemed by us for common shares, our company would be owned approximately 84.2% by our public shareholders and approximately 15.8% by our executive officers and trustees. Our executive officers and trustees also hold stock options to acquire an aggregate of 517,000 common shares, which, if exercised in full, would reduce the percentage of our company owned by our public shareholders to 81.5% on a fully-diluted basis.

Competitive Strengths

      Based on our long history in the shopping center industry, the caliber of our management team and the quality of our assets, we believe that we are uniquely positioned to capitalize on opportunities in the real estate market as they present themselves.

     Community Shopping Center Focus

      We are predominantly a community shopping center company with a focus on acquiring, developing and managing centers primarily anchored by grocery stores and nationally-recognized discount department stores. We believe that centers with a grocery and/or discount department store component attract consumers seeking value-oriented goods and services. Since customers require these goods and services to satisfy everyday needs, they usually visit our centers on a weekly basis. Our shopping centers are focused primarily in metropolitan trade areas in the midwestern and the southeastern regions of the United States. We also own and operate three centers in the mid-Atlantic region of the United States. Our anchor tenants include Wal-Mart, Target, Kmart, Kohl’s, Home Depot and Lowe’s Home Improvement. Approximately 56.9% of our community shopping centers have grocery anchors, including Publix, A&P, Kroger, Super Valu, ShopRite, Kash ’n Karry, Winn-Dixie, Giant Eagle and Meijer.

     Markets In Which We Operate

      Our shopping centers are primarily located in major metropolitan areas in the midwestern and southeastern regions of the United States. By focusing our energies on these markets, we have developed a thorough understanding of the unique characteristics of their trade areas. Based on data provided by Market Insight Group, 55.6% of our midwestern centers are located in trade areas with income levels projected to exceed the national average income rates within the next five years, and 86.2% of our southeastern centers are located within markets that have population growth rates that exceed the national average. In both of these regions we have concentrated a number of centers in reasonable proximity to each other in order to achieve market penetration as well as efficiencies in management, oversight and purchasing.

     Proactive Asset Management

      We are proactive asset managers. We use our asset management personnel to perform a variety of functions, including playing a major role in creating and assessing redevelopment, acquisition, development and leasing opportunities. Our proactive approach to leasing has allowed us to consistently maintain a high occupancy rate, ranging between 93.0% and 95.5% during each of the last five years. During the six months ended June 30, 2002, our rate of tenant retention upon lease expiration equaled 75.0%. Our asset management team also helps to ensure that our centers remain competitive in their respective trade areas. For example, based on our asset managers’ recommendations, we have repositioned fully leased centers to take advantage of changes in retail trends and demographics. In addition, when considering an acquisition, we use our experience and tenant contacts to look for value-added opportunities which may not have been capitalized on by the existing owner and which may have been overlooked by our competitors. We are also able to use our tenant contacts to assess our customers’ needs for space when we evaluate potential development projects.

     Experienced Management Team

      Our management team has an average of approximately 27 years of experience in the real estate industry, including acquisition, development, construction, financing, leasing and asset management experience. Over the last three decades, the members of our management team have taken advantage of the opportunities that are present in prosperous times and have met the challenges of working through market downturns. A number of our executives have worked for national retailers, providing these individuals with unique insight into the business needs and demands of anchor tenants. Our management team has a proven track record of adding value to our shopping centers. We feel that our management team’s knowledge of the markets in which we operate, established long-standing tenant relationships and ability to anticipate retailing trends provide us a key competitive advantage. Moreover, our management and trustees currently own 15.8% of our company (assuming the conversion into our common shares of all of the outstanding units in our operating partnership but excluding our outstanding stock options), which aligns management’s interests with that of our shareholders.

Business Strategy

      Our goal is to maximize total return for our shareholders by improving operating income and enhancing asset value. We achieve this objective by owning and managing a portfolio of shopping centers located in attractive markets with strong economic and demographic characteristics.

      We pursue our goal through:

•	A proactive approach to repositioning, renovating and expanding our shopping centers. Our management team assesses our centers annually to identify redevelopment opportunities and proactively engage in value-enhancing activities. These efforts have improved our property values and increased our operating income. They also keep our centers attractive, well tenanted and properly maintained. Since 1996, we have completed 19 redevelopments totaling 1.1 million square feet, at an estimated cost of $38.6 million. We have achieved a weighted average return on incremental invested capital of 14.7%. We calculate a redevelopment project’s return on incremental invested capital as the sum of the new tenant rents less the displaced tenant rents for the project, divided by the sum of all capitalized costs associated with the project, including land, construction costs, architectural and engineering services, brokerage commissions, legal fees, demolition, lease buyouts and financing costs incurred during the construction period.

•	The acquisition of community shopping centers in the midwestern, southeastern and mid-Atlantic regions of the United States with a focus on grocery and nationally-recognized discount department store anchor tenants. We seek transactions that are accretive to our funds from operations and that lend themselves to value-added opportunities which result in increased operating income and improved property value. Our experience allows us to create additional income through the expansion, retenanting or redevelopment of our acquisition properties.

•	The development of new shopping centers in metropolitan markets in which we currently operate and where we believe demand for a center exists. We do not begin a development until, at a minimum, we have signed leases with our anchor tenants and received indications of interest from other tenants. We pursue developments that we expect, when completed, will generate a stabilized unleveraged return on costs of at least 12.0%. In some instances we also seek to maximize our return and minimize risk by leasing parcels of land to our major anchor tenants. Since 1996, we have developed five shopping centers, totaling approximately 1.6 million square feet, at a cost of $93.4 million, and we have achieved an average stabilized unleveraged return on costs of 13.7%. We calculate a shopping center’s stabilized unleveraged return on costs by dividing the net operating income of the shopping center (assuming full lease-up) by the total cost of the shopping center, including the cost of land, construction costs and the capitalized costs associated with architectural and engineering services, brokerage commissions, legal fees and financing costs incurred during the construction period. This calculation does not take into account any permanent financing interest cost or debt repayment.

•	A proactive approach to leasing unoccupied spaces and occupied spaces where leases are about to expire. We also look for opportunities to retenant our properties to meet changing market demands. During the six months ended June 30, 2002, we signed 24 new leases with non-anchor tenants with rents representing a 25.0% increase over our portfolio average rent per square foot and one new lease with an anchor tenant with rents representing a 90.6% increase over our portfolio average rent per square foot. During those six months, we also renewed 54 leases with existing tenants at a 6.6% average increase in rentals over prior rates, including 53 leases with existing non-anchor tenants at a 7.1% average increase in rentals over prior rates. Our current portfolio average base rent per square foot is $7.71 overall and $11.89 for non-anchor tenants. At June 30, 2002, our overall occupancy rate was 93.1%.

•	The promotion of our shopping centers through print and radio media as well as on site activities and holiday circulars. We believe that we are somewhat unique in applying promotional efforts that typically are associated with super regional malls to our community centers. We find that having the landlord organize promotional events for our centers increases customer traffic and stimulates sales that translate into higher rental rates. We not only promote our shopping centers, but these efforts are formatted to produce measurable results so that we can gauge the effectiveness of our actions.

Financing Strategy

      Our goal is to have a strong and flexible financial position by accessing multiple sources of capital and by managing our leverage and variable interest rate exposure. We expect to finance future growth by:

•	retaining cash flow that we are not required to distribute to maintain our REIT status,

•	incurring indebtedness through additional borrowings,

•	selling properties that are fully stabilized with limited growth potential or which are no longer compatible with our long range business plan,

•	selling common shares, preferred shares, warrants or debt securities through public offerings or private placements, and

•	issuing units of limited partnership interests of our operating partnership in exchange for contributed property.

Industry Overview

      The International Council of Shopping Centers, or ICSC, in an industry report dated April 2002, estimates that retail shopping center sales in the United States were approximately $1.2 trillion in 2001 and have grown at an average annual rate of 5.3% since 1991. At the end of 2001, there were 45,721 shopping centers containing 5.7 billion square feet of gross leaseable area in the United States, according to the ICSC report. ICSC also estimates that adult visitors to shopping centers in the United States averaged 199 million visits per month in 2001, an increase of over 1.2% above the average monthly traffic for 2000.

      According to the Urban Land Institute, shopping centers are typically organized in five categories: convenience, neighborhood, community, regional and super regional centers. The shopping centers are distinguished by various characteristics, including center size, the number and type of anchor tenants and the types of products sold.

      Convenience centers include at least three tenants with a gross leaseable area of up to 30,000 square feet and are generally anchored by a tenant that provides personal/ convenience service such as a mini market.

      Neighborhood centers provide for the sale of personal services and goods for the day-to-day living of the immediate neighborhood. Average gross leaseable area of a neighborhood center is approximately 60,000 square feet. These centers may include a grocery store.

      Community centers provide, in addition to convenience goods and personal services offered by neighborhood centers, a wider range of soft and hard line goods. Average gross leaseable area of a community center ranges between 100,000 and 500,000 square feet. The center may include a grocery store, discount department store, super drug store, and several specialty stores. In some cases a community center may be classified as a power center. A power center may have over 1,000,000 square feet of gross leaseable area and include several category specific off-price anchors of 20,000 or more square feet. These anchors typically emphasize hard goods such as consumer electronics, sporting goods, office supplies, home furnishings and home improvement goods. It is our experience that the demand for the types of goods and services offered at community centers is generally less affected by economic downturns than the demand for other types of retail goods and services.

      Regional centers, also known as regional malls, are built around two or more full line department stores of generally not less than 50,000 square feet. The typical size of the centers ranges from 250,000 to about 900,000 square feet. Regional malls provide services typical of a business district but are not as extensive as those provided by a super regional mall.

      Super regional centers, also known as super regional malls, are built around three or more full line department stores of generally not less than 75,000 square feet. The typical size of the centers ranges from

500,000 square feet to more than 1,500,000 square feet. These centers offer an extensive variety of general merchandise, apparel furniture and home furnishings.

Acquisition and Market Selection Process

      We seek to acquire primarily community shopping centers in trade areas with attractive demographic characteristics. Our acquisition activities are focused in major metropolitan areas in the states in which we currently operate. In general, our strategy is to target geographic areas proximate to our existing community shopping centers which allows us to maximize our current resources and manage expenses. We seek to establish a firm market presence by owning multiple properties in an area. We will, however, continue to evaluate all potential acquisitions on a property-by-property and market-by-market basis. The types of markets in which we seek to acquire community shopping centers have some or all of the following characteristics:

•	a stable or growing population,

•	strong average household income levels, and

•	a diverse economy.

      Within specific markets, we seek a convenient and easily accessible location with abundant parking facilities, close to residential communities, with excellent visibility for our tenants and easy access for shoppers. We also look for community shopping centers with a tenant mix which is appropriate for the trade area and in which we believe there are value-added opportunities which could increase our investment returns. Since 1996, we have acquired 31 properties, totaling approximately 4.9 million square feet, at a total cost of $306.3 million and an average unleveraged return on costs of 10.2%.

Development of New Shopping Centers

      Our 45-year history as a shopping center developer and owner provides us with the ability to discover outstanding retail sites with development potential. We maintain strong relationships with national and regional anchor tenants, allowing us to assess their interest in our prospective developments. We seek opportunities in trade areas in metropolitan markets in which we currently operate and where we believe demand exists.

      We do not purchase property on a speculative basis. Instead, we only purchase a development parcel once all of our primary anchors have signed leases and many of our smaller retail space tenants have signed leases or indicated an interest in the project. We seek to achieve a stabilized unleveraged return on costs of at least 12.0% for each of our developments by:

•	providing fixed tenant construction allowances, thus eliminating the risk of cost overruns,

•	leasing land to some anchors to enable them to build their own premises, and

•	attempting to realize the highest possible rents.

      Our goal has been to develop at least one new shopping center each year. Since 1996, we have developed five shopping centers, totaling approximately 1.6 million square feet, at a cost of $93.4 million, and we have achieved an average stabilized unleveraged return on costs of 13.7%.

      Following are examples of our recent development projects:

•	White Lake MarketPlace, White Lake, Michigan (a Detroit suburb) — This 350,000 square foot development is anchored by Wal-Mart, Home Depot, Farmer Jack (A&P) Supermarket and OfficeMax. The anchors are complemented by 19,000 square feet of additional retail and three outparcels leased to Applebee’s, Standard Federal Bank and Blockbuster Video. The White Lake MarketPlace produced a stabilized unleveraged return on costs of 13.8%. We sold White Lake MarketPlace during the first quarter of 2001.

•	Auburn Mile, Auburn Hills, Michigan (a Detroit suburb) — This 650,000 square foot development is anchored by Target, Costco, Meijer and Best Buy. Target, Costco and Meijer each have the right to purchase their respective parcels after the fourth lease year of each respective lease. Land leases with outparcel users at this site include Olive Garden, Wendy’s and Comerica Bank. We recently entered into a land lease agreement with Montana’s Cookhouse Bar & Grill, as an outparcel user at this site. By restricting our capital usage to the acquisition of the overall parcel, and assuming that Target, Costco and Meijer exercise their rights to purchase their parcels, we have achieved a stabilized unleveraged return on costs of 13.5% for this project. If none of these tenants exercise their rights to purchase their parcels, we have achieved a stabilized unleveraged return on costs of 10.2% for this project.

•	Crossroads Centre, Rossford, Ohio (a Toledo suburb) — This 600,000 square foot development is anchored by Target, Home Depot and Giant Eagle. The shopping center was developed by a joint venture in which we have a 10% interest. We have exercised our option to acquire our partner’s interest of this center during December 2002. Both Target and Home Depot have the right to purchase their respective parcels after the fourth year of each respective lease. Assuming both of these tenants exercise their rights to purchase their parcels, this project will produce a stabilized unleveraged return on costs of 15.5%. If none of these tenants exercise their rights to purchase their parcels, this project will achieve a stabilized unleveraged return on costs of 14.2%.

Redevelopment of Existing Shopping Centers

      The redevelopment of our portfolio is a significant component of our income growth. In addition, our redevelopment activities enable us to keep our properties responsive to consumer needs and well tenanted. Since 1996, we have completed 19 redevelopments totaling 1.1 million square feet, at an estimated cost of $38.6 million. We have achieved a weighted average return on incremental invested capital of 14.7%.

      Following are examples of our recent redevelopment projects.

•	Tel-Twelve Shopping Center, Southfield, Michigan (a Detroit suburb) — Originally developed as a regionally enclosed mall in 1968, Tel-Twelve has been expanded and renovated five times. As of June 30, 2002, we are in the process of de-malling this 630,000 square foot shopping center as part of our redevelopment program. Once this redevelopment project is completed, the center will be comprised of 650,000 square feet and will be anchored by Lowe’s Home Improvement, Kmart (one of the original anchors), Circuit City, Office Depot and Media Play.

•	West Oaks II Shopping Center, Novi, Michigan (a Detroit suburb) — We originally developed this 388,000 square foot center in 1987. In 2000, we completed the two-story expansion of the Kohl’s store and construction of the first two-story JoAnn etc store.

Properties

      As of June 30, 2002, we owned and operated a portfolio of 59 shopping centers totaling approximately 11.4 million square feet of gross leaseable area located in 12 states. Our properties consist of 58 community shopping centers, nine of which are power centers and three of which are single tenant facilities. We also own one enclosed regional mall.

      The following table sets forth information regarding the properties we owned and operated as of June 30, 2002.

		Gross Leaseable Area at 6/30/02
	Year Opened						Annualized Base Rent at
	or Acquired/						6/30/02
	Year of Latest		Company
Property Name	Expansion	Total	Owned	Anchor	Total	%	Total
and Location	(3)	(10)	(11)	(12)	Leased	Leased	(13)	Per Sq. Ft.	Anchors(14)

Community Shopping Centers
Community Centers
Chester Springs, Chester, NJ	1994/1999	224,138	224,138	81,760	220,854	98.5	$2,719,121	$12.31	ShopRite Supermarket, Staples
Aquia Towne Center, Stafford, VA	1998/NA	240,042	240,042	117,195	231,342	96.4	2,549,132	11.02	Shoppers Food Warehouse, Big Lots, Northrop Grumman
West Allis Town Centre, West Allis, WI	1987/NA	329,454	329,454	216,474	245,454	74.5	1,838,086	7.49	Kmart, Kohl’s Supermarket (A&P)(5)
East Town Plaza, Madison, WI(6)	1992/1999	341,954	208,959	277,680	195,827	93.7	1,673,193	8.54	Burlington, Marshalls, JoAnn, Borders, Toys R Us(1), Shopco(1)
Eastridge Commons, Flint, MI	1990/1997	287,617	169,840	241,980	166,725	98.2	1,657,671	9.94	Farmer Jack (A&P), Staples, Target(1), TJ Maxx
Sunshine Plaza, Tamarac, FL	1991/2001	245,804	245,804	175,834	229,675	93.4	1,594,325	6.94	Publix, Old Time Pottery, Price Cutter
Jackson West, Jackson, MI	1996/1999	210,321	210,321	194,484	210,321	100.0	1,570,831	7.47	Circuit City, Lowe’s, Michael’s, Office Max
Shenandoah Square, Davie, FL(9)	2001	123,612	123,612	42,112	115,062	93.1	1,563,780	13.59	Publix
The Crossroads at Royal Palm, Royal Palm Beach, FL	2002	119,728	119,728	42,112	118,428	98.9	1,521,802	12.85	Publix
New Towne Plaza, Canton, MI	1976/1998	171,790	171,790	91,122	171,790	100.0	1,408,218	8.20	Kohl’s Department Store
Coral Creek Shops, Coconut Creek, FL	2002	109,312	109,312	42,112	103,987	95.1	1,372,792	13.20	Publix
Madison Center, Madison Heights, MI	1997/2000	227,088	227,088	167,830	224,588	98.9	1,360,458	6.06	Dunham’s Sporting Goods, Kmart
Crofton Plaza, Crofton, MD	1991/NA	251,106	251,106	182,129	214,624	85.5	1,323,290	6.17	Super Valu, Kmart
Clinton Valley Mall, Sterling Heights, MI	1979/2001	143,462	143,462	55,175	99,514	69.4	1,298,146	13.04	Office Depot, DSW Shoe Warehouse
Edgewood Square, North Augusta, SC	1997/1997	228,204	228,204	207,829	217,229	95.2	1,274,813	5.87	Bi-Lo Grocery, Goody’s Family Clothing, Wal-Mart
Northwest Crossing, Knoxville, TN	1997/1995	250,232	250,232	217,443	215,232	86.0	1,270,251	5.90	Ingles Market(5), Wal-Mart
Roseville Towne Center, Roseville, MI	1983/2001	295,987	295,987	211,166	220,942	74.6	1,257,534	5.69	Marshall’s, Wal-Mart
Ridgeview Crossing, Elkin, NC	1997/1995	211,524	211,524	168,659	208,824	98.7	1,151,877	5.52	Belk Department Store, Ingles Market, Wal-Mart
Rivertown Square, Deerfield Beach, FL	1998/NA	136,647	136,647	70,948	131,800	96.5	1,140,805	8.66	Winn-Dixie, Office Depot
Horizon Village, Suwanee, GA	2002	97,001	97,001	47,955	94,751	97.7	1,135,799	11.99	Publix

		Gross Leaseable Area at 6/30/02
	Year Opened						Annualized Base Rent at
	or Acquired/						6/30/02
	Year of Latest		Company
Property Name	Expansion	Total	Owned	Anchor	Total	%	Total
and Location	(3)	(10)	(11)	(12)	Leased	Leased	(13)	Per Sq. Ft.	Anchors(14)

Southfield Plaza, Southfield, MI	1983/1999	166,018	166,018	128,358	147,893	89.1	1,109,907	7.50	Burlington Coat Factory, Marshall’s, F & M Drugs
West Acres Commons, Flint, MI(9)	2001	95,089	95,089	59,889	87,289	91.8	1,109,093	12.71	Farmer Jack (A&P)
Pelican Plaza, Sarasota, FL	1997/NA	105,873	105,873	35,768	103,323	97.6	1,086,850	10.52	Linens ’n Things
Oakbrook Square, Flint, MI	1989/NA	140,217	140,217	57,160	112,397	80.2	1,011,979	9.00	Kids ’R’ Us, TJ Maxx
Holcomb Center, Alpharetta, GA	1996/NA	107,053	107,053	39,668	104,203	97.3	964,919	9.26	A&P(5)
Village Lakes S.C., Land O’ Lakes, FL	1997/NA	186,476	186,476	125,141	179,476	96.2	957,889	5.34	Kash ’N Karry Food Store, Wal-Mart
Conyers Crossing, Conyers, GA	1998/NA	170,475	170,475	138,915	170,475	100.0	896,538	5.26	Kmart(5), Hobby Lobby
Taylors Square, Greenville, SC	1997/1995	149,324	149,324	133,624	149,324	100.0	870,000	5.83	Wal-Mart
Highland Square, Crossville, TN	1997/NA	171,546	171,546	131,126	168,846	98.4	865,430	5.13	Kroger, Wal-Mart(4)
Holly Springs Plaza, Franklin, NC	1997/1992	155,584	155,584	124,484	155,584	100.0	852,015	5.48	Ingles Market, Wal- Mart
Cox Creek Plaza, Florence, AL	1997/2000	126,701	126,701	92,901	113,801	89.8	795,227	6.99	Goody’s, Toys R Us, Old Navy
Troy Towne Center, Troy, OH	1990/1996	162,332	71,411	111,921	71,411	100.0	770,701	10.79	Sears Hardware, Wal-Mart(1)
Mays Crossing, Stockbridge, GA	1997/1986	137,223	137,223	100,183	132,723	96.7	740,781	5.58	Ingles Market(15), Wal-Mart(4)
Stonegate Plaza, Kingsport, TN	1997/1993	138,490	138,490	127,042	138,490	100.0	709,348	5.12	Food Lion Grocery, Wal-Mart(5)
Indian Hills, Calhoun, GA	1997/NA	133,130	133,130	97,930	127,880	96.1	652,345	5.10	Ingles Market, Wal-Mart(4)
Tellico Plaza, Lenoir City, TN	1997/NA	114,192	114,192	94,805	111,247	97.4	596,293	5.36	Bi-Lo Grocery, Wal-Mart(4)
Lake Orion Plaza, Lake Orion, MI	1977/NA	127,132	127,132	114,574	127,132	100.0	553,626	4.35	Farmer Jack (A&P), Kmart
Crestview Corners, Crestview, FL	1997/1993	111,618	111,618	79,603	110,018	98.6	551,176	5.01	Fleming Foods(15), Wal-Mart(4)
Lantana Plaza, Lantana, FL	1993/NA	101,622	101,622	40,275	90,447	89.0	511,422	5.65	Publix
Clinton Valley Strip, Sterling Heights, MI	1979/NA	94,360	44,360	50,000	44,360	100.0	496,003	11.18	Service Merchandise(1)
Cumberland Gallery, New Tazewell, TN	1997/NA	98,155	98,155	73,304	93,655	95.4	441,304	4.71	Ingles Market, Wal-Mart
Fraser Shopping Center, Fraser, MI	1983/NA	76,699	76,699	52,784	71,735	93.5	417,582	5.82	Oakridge Market, Rite-Aid
Southbay Fashion Center, Osprey, FL	1998/NA	96,690	96,690	31,700	42,094	43.5	337,919	8.03	No Anchor
Ferndale Plaza, Ferndale, MI	1984/NA	30,916	30,916	0	27,431	88.7	336,787	12.28	No Anchor
Southfield Plaza Expansion, Southfield, MI(2)	1985/NA	19,410	19,410	0	17,610	90.7	246,927	14.02	No Anchor

		Gross Leaseable Area at 6/30/02
	Year Opened						Annualized Base Rent at
	or Acquired/						6/30/02
	Year of Latest		Company
Property Name	Expansion	Total	Owned	Anchor	Total	%	Total
and Location	(3)	(10)	(11)	(12)	Leased	Leased	(13)	Per Sq. Ft.	Anchors(14)

Naples Towne Centre, Naples, FL	1983/NA	167,453	44,152	144,301	42,952	97.3	227,599	5.30	Kmart(1), Florida Food & Drug(1), Save-A-Lot
Subtotal Community Centers		7,428,801	6,913,807	5,037,455	6,378,765	92.3	48,791,584	7.65
Power Centers
Tel-Twelve Shopping Center, Southfield, MI	1983/1997	392,547	392,547	383,587	302,405	77.0	3,259,315	10.78
Crossroads Center, Rossford, OH(8)	2001/NA	443,613	443,613	381,291	443,613	100.0	3,173,370	7.15	Home Depot, Target, Giant Eagle, Michael’s, Linens ’n Things
Auburn Mile, Auburn Hills, MI	2000/NA	608,488	546,518	594,107	546,518	100.0	2,473,150	4.53	Best Buy(1), Target, Meijer, Costco, Joann etc., Ethan Allen(1)
West Oaks II, Novi, MI	1987/2000	389,094	167,954	311,893	161,652	96.2	2,455,158	15.19	Kmart(7)(1), Kohl’s Department Store(1), Marshall’s, Toys’R’Us(1), Kids’R’Us(1), Joann etc.
Spring Meadows Place, Holland, OH	1987/1997	465,088	189,716	329,443	174,017	91.7	2,001,983	11.50	Dick’s Sporting Goods(1), Kroger(1), Service Merchandise(1)(5), Target(1), TJ Maxx, OfficeMax
West Oaks I, Novi, MI	1981/1998	242,163	242,163	226,839	239,388	98.9	1,533,545	6.41	Circuit City, Kmart(5), OfficeMax, Service Merchandise(15), DSW Shoe Warehouse
Kentwood Towne Center, Kentwood, MI(2)	1989/NA	285,564	183,655	224,299	180,055	98.0	1,445,531	8.03	Burlington Coat, Hobby Lobby, OfficeMax, Target(1)
Edgewood Towne Center, Lansing, MI	1990/1992	295,029	85,757	232,796	77,686	90.6	769,870	9.91	OfficeMax, Sam’s Club(1), Target(1)
Shoppes of Lakeland, Lakeland, FL	1996/NA	55,646	55,646	50,000	55,646	100.0	438,936	7.89	Service Merchandise(15)
Subtotal Power Centers		3,177,232	2,307,569	2,734,255	2,180,980	94.5	17,550,858	8.05
Single Tenant Property
Taylor Plaza, Taylor, MI	1996/NA	122,374	122,374	122,374	122,374	100.0	255,740	2.09	Kmart(5)
OfficeMax Center, Toledo, OH	1994/NA	22,930	22,930	22,930	22,930	100.0	254,523	11.10	OfficeMax
Northwest Crossing II, Knoxville, TN	1999	23,500	23,500	23,500	23,500	100.0	25,000	1.06	OfficeMax
Subtotal Single Tenant Property		168,804	168,804	168,804	168,804	100.0	535,263	3.17
Subtotal — All Community Centers		10,774,837	9,390,180	7,940,514	8,728,549	93.0	66,877,706	7.66

		Gross Leaseable Area at 6/30/02
	Year Opened						Annualized Base Rent at
	or Acquired/						6/30/02
	Year of Latest		Company
Property Name	Expansion	Total	Owned	Anchor	Total	%	Total
and Location	(3)	(10)	(11)	(12)	Leased	Leased	(13)	Per Sq. Ft.	Anchors(14)

Regional Mall
Jackson Crossing, Jackson, MI	1990/2000	612,239	357,997	425,279	346,749	96.9	3,089,092	8.91	Kohl’s Department Store, Sears(1), Toys’R’Us, Target(1), Best Buy, Goodrich Quality Theatres
Total Portfolio		11,387,076	9,748,177	8,365,793	9,075,298	93.1	$69,966,798	$7.71

(1)	Anchor-owned store.

(2)	50% general partner interest.

(3)	Represents year opened or acquired/year of latest renovation or expansion. These dates do not include years in which tenant improvements were made to the properties.

(4)	Wal-Mart currently is not occupying its leased premises in this shopping center but remains obligated to pay under the terms of the related lease agreement. The space leased by Wal-Mart has been subleased to third parties.

(5)	The tenant has vacated the space but is still obligated to pay rent.

(6)	25% joint venture interest.

(7)	Builders Square lease which is guaranteed by Kmart and sublet to third parties.

(8)	10% joint venture interest.

(9)	40% joint venture interest.

(10)	Some of our shopping centers contain space not owned by us. In addition to gross leaseable area, or “GLA,” which we own, total GLA includes 1,638,899 square feet of the non-owned GLA which generally is owned directly by the anchor tenant occupying the space.

(11)	Represents gross leaseable area owned by us and excludes 1,638,899 square feet of non-owned GLA.

(12)	Represents square feet of GLA at a property that an anchor tenant either leases or owns, or is available for lease by an anchor tenant.

(13)	We calculate “annualized base rent” for all leases in place at June 1, 2002 by multiplying June 2002 base rent by 12.

(14)	We define anchor tenants as single tenants which lease 19,000 square feet or more at a property.

(15)	The tenant has vacated the space but is still obligated to pay rent. The space is currently subleased to a third party.

Geographic Diversification

      The following table sets forth the distribution by region and by state of our gross leaseable area and annualized base rent as of June 30, 2002.

		Company Owned
		Gross Leaseable Area		Annualized Base Rent(2)

	Number of		% of Total		% of Total
Region/State	Properties	Total Sq. Ft.(1)	Portfolio	Total	Portfolio

Midwestern
Michigan	22	4,017,294	41.2	$29,116,162	41.6
Ohio	4	727,670	7.5	6,200,578	8.9
Wisconsin	2	538,413	5.5	3,511,280	5.0

Subtotal Midwestern	28	5,283,377	54.2	38,828,020	55.5
Southeastern
Florida	12	1,437,180	14.7	11,305,295	16.2
Georgia	5	644,882	6.6	4,390,383	6.3
Tennessee	6	796,115	8.2	3,907,625	5.6
South Carolina	2	377,528	3.9	2,144,813	3.1
North Carolina	2	367,108	3.8	2,003,892	2.9
Alabama	1	126,701	1.3	795,227	1.1

Subtotal Southeastern	28	3,749,514	38.5	24,547,235	35.1
Mid-Atlantic
New Jersey	1	224,138	2.3	2,719,121	3.9
Virginia	1	240,042	2.5	2,549,132	3.6
Maryland	1	251,106	2.6	1,323,290	1.9

Subtotal Mid-Atlantic	3	715,286	7.3	6,591,543	9.4

Total	59	9,748,177	100%	$69,966,798	100%

(1)	Represents (a) gross leaseable area with respect to our shopping centers and (b) rentable square feet with respect to our single-tenant properties.

(2)	We calculate annualized base rent for all leases in place on June 1, 2002 by multiplying total base rent for June 2002 by 12.

     Occupancy

      The following table sets forth the occupancy rates by category of our properties for 2000 and 2001 and for the six months ended June 30, 2002. Our overall occupancy rates for 2000 and 2001 and for the six months ended June 30, 2002 were 93.7%, 95.5% and 93.1% respectively.

			Six Months Ended
	2000	2001	June 30, 2002

Community Centers	94.2%	95.6%	93.0%
Enclosed Regional Mall	89.9%	94.0%	96.9%

     Tenant Mix

      The following table sets forth information regarding our top ten tenants as of June 30, 2002, determined by the percentage of our total annualized base rent in place at June 1, 2002.

	Company Owned
	Gross Leaseable Area			Annualized Base Rent(1)

	Number		% of Total		% of Total
Tenant	of Stores	Total Sq. Ft.	Portfolio	Total	Portfolio(2)	Type of Business

Wal-Mart	14	1,300,109	13.3	5,593,335	8.0	Discount Department Store
Kmart(3)	8	834,406	8.6	3,463,146	5.0	Discount Department Store
Farmer Jack/ A&P	5	252,280	2.6	2,405,664	3.4	Supermarket
Publix	6	265,986	2.7	1,747,936	2.5	Supermarket
OfficeMax	7	161,998	1.7	1,606,299	2.3	Office Supply Store
Circuit City	3	117,325	1.2	1,469,481	2.1	Electronics Store
Jo-Ann Fabrics	6	153,758	1.6	1,457,457	2.1	Fabric & Craft Retailer
T.J. Maxx/Marshalls	7	199,406	2.1	1,434,792	2.1	Off-Price Department Store
Kohl’s	3	187,500	1.9	1,169,262	1.7	Department Store
Meijer	1	218,139	2.2	950,000	1.4	Discount Department Store

(1)	We calculate annualized base rent for all leases in place on June 1, 2002 by multiplying total base rent for June 2002 by 12.

(2)	Represents the total annualized base rent for the tenant divided by our total company annualized base rent of $69,966,798.

(3)	Filed Chapter 11 bankruptcy on January 22, 2002. Includes one lease that was rejected by Kmart Corporation as of June 30, 2002.

     Expiring Leases

      The following tables set forth information regarding the timing of the expiration of our leases as of June 30, 2002.

All Leases:

		Company-Owned Gross		Annualized Base Rent in Place at
		Leasable Area		June 30, 2002

	Number of		% of		% of
Lease	Leases	Total	Total		Total	Per
Expiration Year	Expiring	Sq. Ft.	Portfolio	Total	Portfolio	Sq. Ft.

2002(1)	92	254,333	2.8	$2,618,626	3.7	$10.30
2003	168	588,702	6.5	6,712,503	9.6	11.40
2004	170	830,015	9.1	6,811,401	9.7	8.21
2005	141	761,079	8.4	7,034,432	10.0	9.24
2006	126	843,175	9.3	6,907,486	9.9	8.19
2007	79	503,441	5.5	4,163,176	5.9	8.27
2008	40	1,138,923	12.6	6,699,243	9.6	5.88
2009	23	757,101	8.4	4,582,438	6.6	6.05
2010	18	293,512	3.2	2,139,373	3.1	7.29
2011	19	249,635	2.7	2,177,015	3.1	8.72
2012+	65	2,855,382	31.5	20,121,105	28.8	7.05

Total	941	9,075,298	100%	$69,966,798	100%	$7.71

Anchor Leases:

		Company-Owned Gross		Annualized Base Rent in Place at
		Leasable Area		June 30, 2002

	Number of		% of		% of
Lease	Leases	Total	Total		Total	Per
Expiration Year	Expiring	Sq. Ft.	Portfolio	Total	Portfolio	Sq. Ft.

2002(1)	1	35,000	0.4	$227,500	0.3	$6.50
2003	3	126,283	1.4	1,532,969	2.2	12.14
2004	10	392,471	4.3	1,722,726	2.5	4.39
2005	10	349,216	3.9	2,036,385	2.9	5.83
2006	11	457,209	5.0	2,429,786	3.5	5.31
2007	4	245,457	2.7	945,592	1.4	3.85
2008	19	1,056,658	11.7	5,633,582	8.0	5.33
2009	12	693,856	7.7	3,793,299	5.4	5.47
2010	6	232,658	2.6	1,373,875	2.0	5.91
2011	4	161,850	1.8	992,830	1.4	6.13
2012+	38	2,657,966	29.3	17,565,779	25.1	6.61

Total	118	6,408,624	70.8%	$38,254,323	54.7%	$5.97

Non-Anchor Leases:

		Company-Owned Gross		Annualized Base Rent in Place at
		Leasable Area		June 30, 2002

	Number of		% of		% of
Lease	Leases	Total	Total		Total	Per
Expiration Year	Expiring	Sq. Ft.	Portfolio	Total	Portfolio	Sq. Ft.

2002(1)	91	219,333	2.4	$2,391,126	3.4	$10.90
2003	165	462,419	5.1	5,179,534	7.4	11.20
2004	160	437,544	4.8	5,088,675	7.3	11.63
2005	131	411,863	4.5	4,998,047	7.1	12.14
2006	115	385,966	4.3	4,477,700	6.4	11.60
2007	75	257,984	2.8	3,217,584	4.6	12.47
2008	21	82,265	0.9	1,065,661	1.5	12.95
2009	11	63,245	0.7	789,139	1.1	12.48
2010	12	60,854	0.6	765,498	1.1	12.58
2011	15	87,785	0.9	1,184,185	1.7	13.49
2012+	27	197,416	2.2	2,555,326	3.7	12.94

Total	823	2,666,674	29.2%	$31,712,475	45.3%	$11.89

(1)	Reflects leases expiring on or after June 30, 2002 or which expired prior to such date but which have continued on a month-to-month basis.

In-house Leasing and Property Management Program

      We believe that effective leasing is one of the primary components of successful asset management. We maintain close relationships with our tenants, properties and markets by employing six in-house leasing representatives, who report to our vice president of leasing. In addition, three of our vice presidents are responsible for anchor relationships. Our primary goal is for each leasing representative to become an expert in his or her marketplace by becoming familiar with current tenants as well as potential local, regional and national tenants who would complement our current tenant mix.

      We annually review the need to renovate and improve our properties in response to changing market conditions and to attract and retain our tenants. We maintain an aggressive redevelopment program under which we have renovated, expanded or retenanted at least five shopping centers during each of the last four years.

     Historical Leasing Activity

      The following table reflects leasing activity in our portfolio beginning with the year ended December 31, 2000. As used in the table below, the term “expiring base rent” represents the last 12 months of base rent payable immediately prior to the expiration of the lease. The term “new base rent” represents the base rent payable for the first 12 months of the lease. Expiring base rent and new base rents do not include straight line rent adjustments, tenant improvements or leasing commissions.

	Year Ended			Year Ended			Six Months Ended
	December 31, 2000			December 31, 2001			June 30, 2002

	Non-			Non-			Non-
	Anchors	Anchors	Total	Anchors	Anchors	Total	Anchors	Anchors	Total

Summary of Expiring Leases:
Total Number of Scheduled Lease Expirations	171	9	180	118	3	121	117	1	118
Gross Leaseable Area (sq. ft.)	428,020	322,208	750,228	321,056	192,374	513,430	296,328	32,384	328,712
Average Base Rent/ Sq. Ft. ($/sq. ft.)	$11.28	$5.07	$8.61	$10.74	$3.88	$8.17	$12.06	$3.78	$11.24
Leases Renewed at Expiration:
Number of Leases	101	7	108	69	2	71	53	1	54
Gross Leaseable Area (sq. ft.)	259,142	273,108	532,250	168,162	157,374	325,536	147,948	32,384	180,332
Renewal Base Rent/ Sq. Ft. ($/sq. ft.)	$12.49	$5.22	$8.76	$12.11	$3.07	$7.74	$11.83	$3.78	$10.39
Previous Base Rent/ Sq. Ft. ($/sq. ft.)	$11.22	$4.74	$7.90	$11.35	$3.07	$7.35	$11.04	$3.78	$9.74
PSF Increase/ (Decrease)	$1.27	$0.47	$0.86	$0.76	$0.00	$0.39	$0.79	$0.00	$0.65
% Increase/ (Decrease)	11.3%	10.0%	10.9%	6.7%	0.0%	5.3%	7.1%	0.0%	6.6%
Leases Currently Month-to-Month or Under Negotiation for Renewal:
Number of Leases	24	0	24	16	0	16	35	0	35
Gross Leaseable Area (sq. ft.)	54,809	0	54,809	28,549	0	28,549	62,933	0	62,933
Current Base Rent/ Sq. Ft. ($/sq. ft.)	$10.54	$0.00	$10.54	$13.61	$0.00	$13.61	$13.63	$0.00	$13.63
Leases Ended at Expiration:
Number of Leases	46	2	48	33	1	34	29	0	29
Gross Leaseable Area (sq. ft.)	114,069	49,100	163,169	124,345	35,000	159,345	85,447	0	85,447
Base Rent/ Sq. Ft. ($/sq. ft.)	$11.76	$6.89	$9.30	$9.25	$7.50	$8.87	$12.66	$0.00	$12.66

Lease-Up of Vacant Space:
Number of Leases	70	5	75	64	8	72	24	1	25
Gross Leaseable Area (sq. Ft.)	245,839	470,274	716,113	250,263	416,129	666,392	52,907	25,463	78,370
Base Rent/ Sq. Ft. ($/sq. Ft.)	$13.05	$3.98 (1)	$7.09	$11.54	$8.05	$9.36	$14.86	$11.38	$13.73
% Increase/ (Decrease) from Portfolio Average	19.9%	(27.4)%	0.8%	2.5%	36.6%	25.8%	25.0%	90.6%	78.1%
Portfolio Average Base Rent/ Sq. Ft.	$10.88	$5.48	$7.04	$11.26	$5.89	$7.44	$11.89	$5.97	$7.71

(1)	New leases for anchor tenants include three land leases with an average rental rate of $3.20 per square foot.

Employees

      At June 30, 2002, we employed 84 corporate employees, including six executives and two executive support personnel, 26 employees in asset management, nine employees in development and construction, two employees in acquisitions, 16 employees in financial and treasury services, 13 employees in lease administration, six employees in human resources and office services and four employees in information services. In addition, at June 30, 2002, we employed 39 on-site shopping center maintenance personnel.

Insurance

      We carry “all risk” replacement cost insurance, commercial general liability insurance and pollution and environmental liability insurance on our properties. We believe that the coverage levels and types of insurance we currently maintain adequately protect us from the risk of loss, damage or destruction of our properties and from any potential liabilities associated with the operation of our business.

DESCRIPTION OF THE SERIES B PREFERRED SHARES

      The following description of the material terms and provisions of the Series B Preferred Shares is only a summary and is qualified in its entirety by reference to our Declaration of Trust, including the articles supplementary relating to the Series B Preferred Shares, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

      Our declaration of trust authorizes our Board of Trustees to issue up to 10,000,000 preferred shares of beneficial interest, par value $0.01 per share.

      Subject to the limitations prescribed by our declaration of trust, our board of trustees is authorized to establish the number of shares constituting each series of preferred shares and to fix the designations, powers, preferences and rights of the shares of each of those series and the qualifications, limitations and restrictions of each of those series, all without any further vote or action by our shareholders. The Series B Preferred Shares is a series of preferred shares. When issued, the shares of Series B Preferred Shares will be validly issued, fully paid and non-assessable.

Rank

      The Series B Preferred Shares shall rank, with respect to rights to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up, (i) senior to our common shares and to any other class or series of our shares of beneficial interest other than any class or series referred to in clauses (ii) and (iii) of this sentence, (ii) on a parity with any class or series of our shares of beneficial interest, the terms of which specifically provide that such class or series of shares of beneficial interest ranks on a parity with the Series B Preferred Shares as to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up, and (iii) junior to any class or series of our shares of beneficial interest, the terms of which specifically provide that such class or series ranks senior to the Series B Preferred Shares as to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up. For these purposes, our debt securities which are convertible into or exchangeable for our shares of beneficial interest or any other of our debt securities shall not constitute a class or series of our shares of beneficial interest.

Dividends

      The holders of our Series B Preferred Shares will be entitled to receive, when, as and if authorized by our board of trustees, out of our assets legally available for the payment of dividends, cumulative cash dividends at the rate of                     % per annum of the $25.00 per share liquidation preference (equivalent to $                    per share). These dividends shall accrue and be cumulative from the date of the original issuance by the Company of shares of Series B Preferred Shares and will be payable quarterly in arrears on the first day of                     ,                     ,                     and                     of each year or, if not a business day, the next succeeding business day. The first dividend, which will be paid on                     , will be for less than a full quarter and will reflect dividends

accumulated from the original issuance through, and including,                     . A dividend payable on the Series B Preferred Shares for any partial dividend period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our shareholder records at the close of business on the applicable record date, which will be such date designated by our board of trustees for the payment of dividends that is not more than 30 nor less than 10 days before the dividend payment date.

      We will not declare dividends on the Series B Preferred Shares, or pay or set apart for payment dividends on the Series B Preferred Shares at any time if the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits the declaration, payment or setting apart for payment or provides that the declaration, payment or setting apart for payment would constitute a breach of or a default under any agreement, or if the declaration or payment is restricted or prohibited by law.

      Notwithstanding the foregoing, dividends on the Series B Preferred Shares will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared. Except as described in the next paragraph, we will not declare or pay or set aside for payment of dividends, and we will not declare or make any distribution of cash or other property, directly or indirectly, on or with respect to any of our common shares, or any other class or series of our shares of beneficial interest ranking, as to dividends, on a parity with or junior to the Series B Preferred Shares (other than a dividend paid in common shares or in any other class or series of shares of beneficial interest ranking junior to the Series B Preferred Shares as to dividends and upon liquidation) for any period, nor will we redeem, purchase or otherwise acquire for consideration, or make any other distribution of cash or other property, directly or indirectly, or pay or make available any monies for a sinking fund for the redemption of any of our common shares, or on any other shares of beneficial interest ranking junior to or on a parity with the Series B Preferred Shares as to dividends or upon liquidation (except by conversion into or exchange for other shares of beneficial interest ranking junior to the Series B Preferred Shares as to dividends and upon liquidation, and except for, in accordance with certain provisions of our declaration of trust, under which Series B Preferred Shares owned by a shareholder in excess of the ownership limit discussed under “Restrictions on Ownership and Transfer of Shares” in the accompanying prospectus will be transferred to a trust and may be purchased by us under certain circumstances) unless full cumulative dividends on the Series B Preferred Shares for all past dividend periods and the then current dividend period have been or contemporaneously are (i) declared and paid in cash or (ii) declared and a sum sufficient for the payment thereof in cash is set apart for such payment.

      When we do not pay dividends in full (or we do not set apart a sum sufficient to pay them in full) upon the Series B Preferred Shares and any other series of preferred shares of beneficial interest ranking on a parity as to dividends with the Series B Preferred Shares, we will declare any dividends upon the Series B Preferred Shares and any other series of preferred shares of beneficial interest ranking on a parity as to dividends with the Series B Preferred Shares proportionately so that the amount of dividends declared per share of Series B Preferred Shares and such other series of preferred shares of beneficial interest will in all cases bear to each other the same ratio that accrued dividends per share on the Series B Preferred Shares and such other series of preferred shares (which will not include any accrual in respect of unpaid dividends on such other series of preferred shares for prior dividend periods if such other series of preferred shares does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Series B Preferred Shares which may be in arrears.

      Holders of Series B Preferred Shares are not entitled to any dividend, whether payable in cash, property or shares of beneficial interest, in excess of full cumulative dividends on the Series B Preferred Shares as described above. Any dividend payment made on the Series B Preferred Shares will first be credited against the earliest accrued but unpaid dividends due with respect to those shares which remain payable. Accrued but unpaid dividends on the Series B Preferred Shares will accumulate as of the due date for the dividend payment on which they first become payable.

Liquidation Preference

      Upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, the holders of Series B Preferred Shares are entitled to be paid out of our assets legally available for distribution to our shareholders a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment (whether or not declared), before any distribution or payment may be made to holders of shares of common shares or any other class or series of our shares of beneficial interest ranking junior to the Series B Preferred Shares as to liquidation rights. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding Series B Preferred Shares and the corresponding amounts payable on all other classes or series of shares of beneficial interest ranking on a parity with the Series B Preferred Shares in the distribution of assets, then the holders of the Series B Preferred Shares and all other classes or series of shares of beneficial interest ranking on a parity with the Series B Preferred Shares will share proportionately in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Holders of Series B Preferred Shares will be entitled to written notice of any liquidation. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B Preferred Shares will have no right or claim to any of our remaining assets. Our consolidation or merger with or into any other corporation, trust or other entity, or the sale, lease or conveyance of all or substantially all of our property or business will not be deemed to constitute our liquidation, dissolution or winding-up.

Redemption

      The Series B Preferred Shares are not redeemable before November                     , 2007. However, in order to ensure that we remain qualified as a REIT for federal income tax purposes, the Series B Preferred Shares will be subject to provisions of our declaration of trust, under which Series B Preferred Shares owned by a shareholder in excess of the ownership limit discussed under “Restrictions on Ownership and Transfer of Shares” in the accompanying prospectus will be transferred to a trust and may be purchased by us under certain circumstances. On or after November                     , 2007, we may, at our option upon not less than 30 nor more than 60 days’ written notice, redeem the Series B Preferred Shares, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share plus all accrued and unpaid dividends (except as provided below), if any (whether or not declared) to the date fixed for redemption, without interest. If we redeem fewer than all of the outstanding Series B Preferred Shares, the Series B Preferred Shares to be redeemed will be redeemed proportionately (as nearly as may be practicable without creating fractional shares) or by lot or by any other equitable method as we may determine. Holders of Series B Preferred Shares to be redeemed will surrender the preferred shares at the place designated in such notice and will be entitled to the redemption price and any accrued and unpaid dividends payable upon the redemption following surrender of the preferred shares. If (i) we have given notice of redemption of any shares of Series B Preferred Shares, (ii) we have irrevocably set aside the funds necessary for the redemption (and, if the redemption date falls after a date designated by our Board of Trustees for the payment of a dividend and prior to the corresponding date on which a dividend is scheduled to be paid, we have irrevocably set aside the amount of cash necessary to pay the dividends payable on the date such dividends are to be paid in respect of the Series B Preferred Shares) in trust for the benefit of the holders of any Series B Preferred Shares so called for redemption, and (iii) we have given irrevocable instructions to pay such redemption price, and if applicable, such dividends, then from and after the redemption date dividends will cease to accrue on such Series B Preferred Shares, such Series B Preferred Shares will no longer be deemed outstanding and all rights of the holders of such Series B Preferred Shares will terminate, except the right to receive the redemption price plus any accrued and unpaid dividends payable upon the redemption, without interest. The redemption provisions of the Series B Preferred Shares do not in any way limit or restrict our right or ability to purchase, from time to time either at a public or a private sale, all or any part of the Series B Preferred Shares at such price or prices as we may determine, subject to the provisions of applicable law.

      Unless we have declared and paid in cash, or we are contemporaneously declaring and paying, or we have declared and set aside a sum sufficient for the payment of, the full cumulative dividends on all Series B

Preferred Shares for all past dividend periods and the then current dividend period, we may not redeem any Series B Preferred Shares unless we simultaneously redeem all outstanding Series B Preferred Shares and we will not purchase or otherwise acquire directly or indirectly any Series B Preferred Shares except by exchange for shares of beneficial interest ranking junior to the Series B Preferred Shares as to dividends and amounts upon liquidation; except that we may purchase Series B Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series B Preferred Shares or, subject to certain provisions of our declaration of trust, we may, under certain circumstances, purchase Series B Preferred Shares owned by a shareholder in excess of the ownership limit.

      We will give notice of redemption by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. We will mail a similar notice, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series B Preferred Shares to be redeemed at their respective addresses as they appear on our shareholder records. No failure to give such notice or any defect in the notice or in the mailing thereof will affect the sufficiency of notice or validity of the proceedings for the redemption of any Series B Preferred Shares except as to a holder to whom notice was defective or not given. A redemption notice will be conclusively presumed to have been duly given on the date mailed whether or not the holder actually received the redemption notice. Each notice will state (i) the redemption date; (ii) the redemption price; (iii) the number of Series B Preferred Shares to be redeemed; (iv) the place or places where certificates for Series B Preferred Shares are to be surrendered for payment of the redemption price; and (v) that dividends on the Series B Preferred Shares to be redeemed will cease to accrue on the redemption date. If we redeem fewer than all of the Series B Preferred Shares held by any holder, the notice mailed to such holder will also specify the number of Series B Preferred Shares held by such holder to be redeemed.

      If a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, each holder of Series B Preferred Shares at the close of business of such dividend record date will be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before that dividend payment date. Except as described above and except to the extent the redemption price includes all accrued and unpaid dividends, we shall make no payment or allowance for unpaid dividends, whether or not in arrears, on Series B Preferred Shares for which a notice of redemption has been given.

      The Series B Preferred Shares that we redeem or repurchase will be restored to the status of authorized but unissued Series B Preferred Shares.

      The Series B Preferred Shares will have no stated maturity and will not be subject to any sinking fund or mandatory redemption. However, in order to ensure that we remain qualified as a REIT for federal income tax purposes, the Series B Preferred Shares will be subject to provisions of our declaration of trust, under which Series B Preferred Shares owned by a shareholder in excess of the ownership limit discussed under “Restrictions on Ownership and Transfer of Shares” in the accompanying prospectus will be transferred to a trust and may be purchased by us under certain circumstances.

Voting Rights

      Holders of the Series B Preferred Shares will not have any voting rights, except as described below.

      Whenever dividends on any Series B Preferred Shares are in arrears for six or more consecutive or non-consecutive quarterly periods, a preferred dividend default will exist, and the holders of the Series B Preferred Shares (voting separately as a class with all other series of parity preferred shares of the Company upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of a total of two additional trustees of the Company at the next annual meeting of shareholders and at each subsequent meeting until all dividends accumulated on the Series B Preferred Shares and all other series of parity preferred shares upon which like voting rights have been conferred and are exercisable will have been fully paid or declared and a sum sufficient has been set aside to pay them. Upon such election, the number of members of our entire board of trustees will be increased by two trustees. If and when all accumulated dividends and the accrued dividend for the then current dividend period shall have been paid on such Series B Preferred Shares and all series of preferred shares upon which like voting rights have been conferred and are exercisable, the term of office of each of the additional trustees so elected will terminate and the entire Board of Trustees shall be reduced accordingly. So long as a preferred dividend default continues, any vacancy in the office of additional trustees elected under this section may be filled by written consent of the trustee elected as described in this paragraph who remains in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding Series B Preferred Shares when they have the voting rights described above (voting separately as a class with all other series of parity preferred shares upon which like voting rights have been conferred and are exercisable). Each of the trustees elected as described in this paragraph will be entitled to one vote on any matter.

      So long as any Series B Preferred Shares remain outstanding, we will not, without the affirmative vote or consent of the holders of two-thirds of the Series B Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (with the Series B Preferred Shares voting separately as a class): (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares of beneficial interest ranking senior to the Series B Preferred Shares with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding-up or reclassify any of our authorized shares of beneficial interest into shares of beneficial interest of that kind, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares of beneficial interest; or (ii) amend, alter or repeal the provisions of our declaration of trust or the articles supplementary relating to the Series B Preferred Shares, whether by merger, consolidation, transfer or conveyance of substantially all of our assets or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series B Preferred Shares or its holders; except that with respect to the occurrence of any of the events described in (ii) above, so long as the Series B Preferred Shares (or any equivalent class or series of shares issued by the surviving entity in any merger or consolidation to which we became a party) remain outstanding with the terms of the Series B Preferred Shares materially unchanged, the occurrence of such event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of holders of Series B Preferred Shares and except that (A) any increase in amount of the authorized Series B Preferred Shares or the creation or issuance of any other series of preferred shares or (B) any increase in the number of authorized Series B Preferred Shares or any other series of preferred shares, in each case ranking on a parity with or junior to the Series B Preferred Shares of such series with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

      The foregoing voting provisions will not apply if, at or before the time when the act with respect to which the vote would otherwise be required is effected, all outstanding Series B Preferred Shares are redeemed or called for redemption upon proper notice and we deposit sufficient funds, in cash, in trust to effect the redemption.

      In any matter in which the Series B Preferred Shares may vote (as expressly provided in the articles supplementary relating to the Series B Preferred Shares), each Series B Preferred Share shall be entitled to one vote, except that when any other series of our preferred shares shall have the right to vote with the Series B Preferred Shares as a single class on any matter, the Series B Preferred Shares and such other series shall have with respect to such matters one vote per each $25.00 of stated liquidation preference.

Conversion

      The shares of Series B Preferred Shares are not convertible into or exchangeable for any of our other property or securities.

Restrictions on Ownership and Transfer

      As discussed under “Restrictions on Ownership and Transfer of Shares” in the accompanying prospectus, for us to qualify as a REIT under the Internal Revenue Code, no more than 50% in value of our outstanding shares of beneficial interest may be owned, actually or constructively, by five or fewer individuals (as determined under certain attribution rules in the Internal Revenue Code), during the last half of a taxable year (other than the first year for which an election to be treated as a REIT has been made) or during a proportionate part of a shorter taxable year.

      Our declaration of trust contains restrictions on the ownership and transfer of our shares of beneficial interest, which are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our declaration of trust provide that, subject to certain exceptions, no person or entity may own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% (in value or number of shares, whichever is more restrictive) of the outstanding shares of a class or series of our preferred shares. The constructive ownership rules under the Internal Revenue Code are complex and may cause shares of a class or series of our preferred shares owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of the outstanding shares of a class or series of our preferred shares (or the acquisition of an interest in an entity that owns, actually or constructively, shares of a class or series of our preferred shares) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of the outstanding shares of a class of our preferred shares and thereby subject the preferred shares to the restrictions on ownership and transfer contained in our declaration of trust. See the discussion under “Restrictions on Ownership and Transfer of Shares” in the accompanying prospectus.

Transfer Agent

      The transfer agent, registrar and dividend disbursing agent for the Series B Preferred Shares will be American Stock Transfer & Trust Company.

UNDERWRITING

      Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters named below, we have agreed to sell to each of the underwriters and each of the underwriters has severally agreed to purchase from us, the number of shares of Series B Preferred Shares listed opposite its name.

Underwriter	Number of shares

McDonald Investments Inc.
U.S. Bancorp Piper Jaffray Inc.

Total	1,000,000

      The underwriters have agreed to purchase all of the Series B Preferred Shares sold under the underwriting agreement if any of the Series B Preferred Shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the Series B Preferred Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Series B Preferred Shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

      The underwriters have advised us that they propose initially to offer the Series B Preferred Shares to the public at the initial public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $                    per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $                    per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

      The expenses of the offering, not including the underwriting discount, are estimated at $200,000 and are payable by us. We will also pay the fee of underwriters’ counsel.

Over Allotment Option

      We have granted an option to the underwriters to purchase up to 150,000 additional Series B Preferred Shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of Series B Preferred Shares proportionate to that underwriter’s amount reflected in the above table.

New York Stock Exchange Listing

      We will file an application to list the Series B Preferred Shares on the NYSE. If the application is approved, trading of the Series B Preferred Shares on the NYSE is expected to commence within 30 days after the initial delivery of the Series B Preferred Shares. The underwriters have advised us that they intend to make a market in the Series B Preferred Shares prior to the commencement of trading on the NYSE. The underwriters will have no obligation to make a market in the Series B Preferred Shares, however, and if they begin to make a market they may cease to do so at any time.

Price Stabilization and Short Positions

      Until the distribution of the Series B Preferred Shares is completed, rules of the SEC may limit the ability of the underwriters to bid for and purchase Series B Preferred Shares. However, the underwriters may engage in transactions that stabilize the price of the Series B Preferred Shares, such as bids or purchases to peg, fix or maintain that price.

      If the underwriters create a short position in the Series B Preferred Shares in connection with this offering (i.e., if they sell more Series B Preferred Shares than are set forth on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position through the exercise of all or part of the over-allotment option described above. Purchases of Series B Preferred Shares to stabilize its price or to reduce a short position may cause the price of the Series B Preferred Shares to be higher than it might be in the absence of such purchases.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the Series B Preferred Shares. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

      In the ordinary course of their business, the underwriters and their affiliates have engaged in, and may in the future engage in, commercial banking and investment banking transactions with us. They have received and will receive customary fees and commissions on these transactions. Key Bank, an affiliate of McDonald Investments Inc., provides financing to us and our affiliates in the ordinary course of its business and is a lender under our credit facility.

LEGAL MATTERS

      The validity of any securities offered will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. Certain tax matters will be passed upon for us by Honigman Miller Schwartz and Cohn LLP, Detroit, Michigan. Certain legal matters will be passed upon for the underwriters by Calfee, Halter & Griswold LLP, Cleveland, Ohio.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information and reports we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate in this prospectus supplement by reference is an important part of this prospectus supplement, and some of the information that we file after the date of this prospectus supplement with the SEC will be incorporated automatically in this prospectus supplement and update and supercede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the securities offered by this prospectus:

•	our annual report on Form 10-K for the year ended December 31, 2001, except for Item 8,

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2002,

•	our quarterly report on Form 10-Q for the quarter ended June 30, 2002,

•	our current report on Form 8-K filed with the SEC on April 19, 2002,

•	our current report on Form 8-K filed with the SEC on April 24, 2002,

•	our current report on Form 8-K filed with the SEC on September 9, 2002,

•	our current report on Form 8-K filed with the SEC on , 2002, and

•	the description of our common shares contained in our registration statement on Form 8-A filed with the SEC on November 1, 1988 (which incorporates by reference pages 101-119 of our prospectus/proxy statement filed with the SEC on November 1, 1988), as updated by the description of our common shares contained in our definitive proxy statement on Schedule 14A for our special meeting of shareholders held on December 18, 1997.

      We will provide, without charge, at the written or oral request of anyone to whom this prospectus supplement is delivered, copies of the documents incorporated by reference in this prospectus supplement other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing. Written requests should be directed to Ramco-Gershenson Properties Trust, 27600 Northwestern Highway, Suite 200, Southfield, Michigan 48034, Attention: Investor Relations. Telephone requests may be directed to (248) 728-1526.

WHERE YOU CAN GET MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can receive copies of these reports, proxy and information statements and other information, at prescribed rates, from the SEC by addressing written requests to the SEC’s Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, you can read and copy our reports, proxy and information statements, and any other information or materials we file with the SEC at the public reference facilities and at the regional offices of the SEC, in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC. The address of the SEC’s Web site is http://www.sec.gov.

FORWARD-LOOKING STATEMENTS

      Some of the statements in this prospectus supplement are forward-looking statements. These forward-looking statements include statements relating to our performance. In addition, we may make forward-looking statements in future filings with the SEC and in written materials, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding the intent, belief or current expectations of us or our officers, including statements preceded by, followed by or including forward-looking terminology such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” “predict,” or similar expressions, with respect to various matters.

      It is important to note that our actual results could differ materially from those anticipated from the forward-looking statements depending on various important factors, which include those factors discussed under “Risk Factors,” beginning on page 1 of the accompanying prospectus, and the following:

•	economic conditions generally and in the commercial real estate and finance markets specifically,

•	changes in governmental regulations, tax rates and similar matters,

•	our cost of capital, which depends in part on our asset quality, our relationships with lenders and other capital providers, our business prospects and outlook and general market conditions, and

•	our success or failure in implementing our business strategy.

      You should read this prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference in them, including our financial statements and the notes to financial statements, before deciding whether to invest in the Series B Preferred Shares.

      All forward-looking statements in this prospectus supplement are based on information available to us on the date of this prospectus supplement. We do not undertake to update any forward-looking statements that may be made by us or on our behalf in this prospectus supplement or otherwise.

Prospectus

Ramco-Gershenson Properties Trust

$150,000,000

Common Shares of Beneficial Interest,

Preferred Shares of Beneficial Interest,
and Warrants.

By this prospectus, Ramco-Gershenson Properties Trust may offer from time to time:

•	common shares of beneficial interest,

•	preferred shares of beneficial interest, and

•	warrants (exercisable for common shares or preferred shares).

Throughout this prospectus, we refer to our common shares, preferred shares, and warrants as securities. Each time we sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of such offering. That prospectus supplement may also add, update or change information in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest in any securities.

Our common shares are listed on the New York Stock Exchange under the symbol “RPT.” Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

We may sell securities directly to one or more purchasers, through agents or through underwriters or dealers. If we sell securities through agents or underwriters, we will name them in the prospectus supplement for that offering and describe in the prospectus supplement the applicable purchase price and any fees, commissions or discounts.

Investing in the securities involves risk. See “Risk Factors” beginning on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

The date of this prospectus is September 27, 2002

      You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone to provide you with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus and the documents incorporated by reference are accurate only as of their respective dates, regardless of the time of delivery of this prospectus or any sale of securities. Throughout this prospectus we refer to Ramco-Gershenson Properties Trust, a Maryland real estate investment trust, and its subsidiaries, including Ramco-Gershenson Properties, L.P. and Ramco-Gershenson, Inc., and their predecessors, as “we,” “our,” and “us” unless otherwise noted.

WHERE YOU CAN GET MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, also known as the “SEC.” You can receive copies of these reports, proxy and information statements and other information, at prescribed rates, from the SEC by addressing written requests to the SEC’s Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, you can read and copy our reports, proxy and information statements, and any other information or materials we file with the SEC at the public reference facilities and at the regional offices of the SEC, in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC. The address of the SEC’s Web site is http://www.sec.gov.

      This prospectus is part of a “shelf” registration statement that we have filed with the SEC. By using a shelf registration statement, we may sell, from time to time, in one or more offerings, any combination of the securities described in this prospectus in a dollar amount that does not exceed $150,000,000. This prospectus is part of the registration statement and does not include all of the information contained in the registration statement. For further information about us and the securities to be offered, you should review the registration statement. You can inspect or copy the registration statement, at prescribed rates, at the SEC’s public reference facilities at the addresses listed above.

i

      Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of those documents and when any of those documents is an exhibit to the registration statement, each such statement is qualified in its entirety by reference to the copy of the document filed with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information and reports we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate in this prospectus by reference is an important part of this prospectus, and some of the information that we file after the date of this prospectus with the SEC will be incorporated automatically in this prospectus and update and supercede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the securities offered by this prospectus:

•	our annual report on Form 10-K for the year ended December 31, 2001, except for Item 8,

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2002,

•	our quarterly report on Form 10-Q for the quarter ended June 30, 2002,

•	our current report on Form 8-K filed with the SEC on April 19, 2002,

•	our current report on Form 8-K filed with the SEC on April 24, 2002,

•	our current report on Form 8-K filed with the SEC on September 9, 2002, and

•	the description of our common shares contained in our registration statement on Form 8-A filed with the SEC on November 1, 1988 (which incorporates by reference pages 101-119 of our prospectus/proxy statement filed with the SEC on November 1, 1988), as updated by the description of our common shares contained in our definitive proxy statement on Schedule 14A for our special meeting of shareholders held on December 18, 1997.

      We will provide, without charge, at the written or oral request of anyone to whom this prospectus is delivered, copies of the documents incorporated by reference in this prospectus other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing. Written requests should be directed to Ramco-Gershenson Properties Trust, 27600 Northwestern Highway, Suite 200, Southfield, Michigan 48034, Attention: Investor Relations. Telephone requests may be directed to (248) 728-1526.

FORWARD-LOOKING STATEMENTS

      Some of the statements in this prospectus are forward-looking statements. These forward-looking statements include statements relating to our performance. In addition, we may make forward-looking statements in future filings with the SEC and in written materials, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding the intent, belief or current expectations of us or our officers, including statements preceded by, followed by or including forward-looking terminology such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” “predict” or similar expressions, with respect to various matters.

      It is important to note that our actual results could differ materially from those anticipated from the forward-looking statements depending on various important factors, which include those factors discussed under “Risk Factors,” beginning on page 1, and the following:

•	economic conditions generally and in the commercial real estate and finance markets specifically,

•	changes in governmental regulations, tax rates and similar matters,

•	our cost of capital, which depends in part on our asset quality, our relationships with lenders and other capital providers, our business prospects and outlook and general market conditions, and

ii

•	our success or failure in implementing our business strategy.

      You should read this prospectus, as well as the documents incorporated by reference in them, including our financial statements and the notes to financial statements, before deciding whether to invest in securities.

      All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. We do not undertake to update any forward-looking statements that may be made by us or on our behalf in this prospectus or otherwise.

iii

RISK FACTORS

      Investing in our securities involves risk. You should carefully consider the specific factors listed below, together with the cautionary statements under the caption “Forward-Looking Statements” and the other information included in this prospectus and the documents incorporated by reference, before purchasing our securities. The risks described below are not the only ones that we face. Additional risks that are not yet known to us or that we currently think are immaterial could also impair our business, operating results or financial condition. If any of the following risks actually occur, our business, financial condition or results of operations could be adversely affected. In that case, the trading price of the securities could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

Adverse market conditions may impede our ability to collect lease payments, which could adversely affect our business and operating results.

      The economic performance and value of our real estate assets are subject to all the risks associated with owning and operating real estate, including risks related to adverse changes in national, regional and local economic and market conditions. Our current properties are located in 12 states in the midwestern, southeastern and mid-Atlantic regions of the United States. The economic condition of each of our markets may be dependent on one or more industries. An economic downturn in one of these industries may result in a business downturn for our tenants, and as a result, these tenants may fail to make rental payments, decline to extend leases upon expiration, delay lease commencements or declare bankruptcy.

      Any tenant bankruptcies, leasing delays, or failure to make rental payments when due could result in the termination of the tenant’s lease, causing material losses to us and adversely impacting our operating results. If our properties do not generate sufficient income to meet our operating expenses, including future debt service, our income and results of operations would be adversely affected. During 2001 and the six months ended June 30, 2002, ten of our tenants filed for bankruptcy protection, representing a total of 26 locations. One of our tenants, Kmart Corporation, which filed for bankruptcy protection in January 2002, represented nine locations and approximately 6.1% of our annualized base rental income as of December 31, 2001.

      In particular, if any of our anchor tenants becomes insolvent, suffers a downturn in business, or decides not to renew its lease or vacates a property and prevents us from re-letting that property by continuing to pay rent for the balance of the term, it may adversely impact our business. In addition, a lease termination by an anchor tenant or a failure of an anchor tenant to occupy the premises could result in lease terminations or reductions in rent by some of our non-anchor tenants in the same shopping center pursuant to the terms of their leases. In that event, we may be unable to re-let the vacated space.

      Similarly, the leases of some anchor tenants may permit them to transfer their leases to other retailers. The transfer to a new anchor tenant could cause customer traffic in the retail center to decrease, which would reduce the income generated by that retail center. In addition, a transfer of a lease to a new anchor tenant could also give other tenants the right to make reduced rental payments or to terminate their leases with us.

We may be unable to collect balances due from any tenants in bankruptcy, which would adversely affect our operating results.

      Any bankruptcy filings by or relating to one of our tenants or a lease guarantor would bar all efforts by us to collect pre-bankruptcy debts from that tenant, the lease guarantor or their property, unless we receive an order permitting us to do so from the bankruptcy court. The bankruptcy of a tenant or lease guarantor could delay our efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. If a lease is assumed by the tenant in bankruptcy, all pre-bankruptcy balances due under the lease must be paid to us in full. However, if a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. Any unsecured claim we hold may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. It is possible that we may recover substantially less than the full value of any unsecured claims we hold, if at all, which may adversely affect our operating results and financial condition.

      Nine of our ten tenants who declared bankruptcy in 2001 or during the six months ended June 30, 2002 have made full and timely payments of rent to us following their bankruptcy filings, or through the date of rejection with respect to any leases which have been rejected by such tenants. However, as of June 30, 2002, eight of these nine tenants owed us a combined total of approximately $1,096,398 in unpaid rent relating to the period prior to their bankruptcy filings. Kmart Corporation owed us approximately $650,984 as of June 30, 2002 in unpaid rent relating to the period prior to its bankruptcy filing with regard to leases which it has not rejected. If these leases are rejected, we may not be able to collect the related unpaid amounts. In addition, we cannot assure you that these tenants will continue to pay us rent.

Several of our tenants represent a significant portion of our leasing revenues.

      As of June 30, 2002, we received 8.0% of our annualized base rent from Wal-Mart Stores Inc. and 5.0% from Kmart Corporation. Six other tenants each represented at least 2.0% of our total annualized base rent. The concentration in our leasing revenues from a small number of tenants creates the risk that, should these tenants experience financial difficulties, our operating results could be adversely affected.

We face competition for the acquisition and development of real estate properties, which may impede our ability to grow our operations or may increase the cost of these activities.

      We compete with many other entities for the acquisition of retail shopping centers and land that is appropriate for new developments, including other REITs, institutional pension funds and other owner-operators of shopping centers. These competitors may increase the price we pay to acquire properties or may succeed in acquiring those properties themselves. In addition, the sellers of properties we wish to acquire may find our competitors to be more attractive buyers because they may have greater resources, may be willing to pay more, or may have a more compatible operating philosophy. In particular, larger REITs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital. In addition, the number of entities and the amount of funds competing for suitable properties may increase. This would increase demand for these properties and therefore increase the prices paid for them. If we pay higher prices for properties or are unable to acquire suitable properties at reasonable prices, our ability to grow may be adversely affected.

We may not be successful in identifying or completing suitable acquisitions and new developments that meet our criteria, which may affect our financial results and impede our growth.

      Integral to our business strategy is our ability to continue to acquire and develop properties. We may not be successful in identifying suitable real estate properties that meet our acquisition criteria and are compatible with our growth strategy or in consummating acquisitions or investments on satisfactory terms. We also may not be successful in identifying suitable areas for new development, negotiating for the acquisition of the land, obtaining required permits and authorizations, completing developments in accordance with our budgets and on a timely basis or leasing any newly-developed space. If we fail to identify or complete suitable acquisitions or developments within our budget, our financial condition and results of operations could be adversely affected and our growth could slow, which in turn could adversely impact the value of our securities.

Our redevelopment projects may not yield anticipated returns, which would adversely affect our operating results.

      A key component of our business strategy is exploring redevelopment opportunities at existing properties within our portfolio and in connection with property acquisitions. To the extent that we engage in these redevelopment activities, they will be subject to the risks normally associated with these projects, including, among others, cost overruns and timing delays as a result of the lack of availability of materials and labor, weather conditions and other factors outside of our control. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these redevelopment projects and adversely impact our operating results.

Competition may affect our ability to renew leases or re-let space on favorable terms and may require us to make unplanned capital improvements.

      We face competition from similar retail centers within the trade areas in which our centers operate to renew leases or re-let space as leases expire. Some of these competing properties may be newer, better located or better tenanted than our properties. In addition, any new competitive properties that are developed within the trade areas in which we operate may result in increased competition for customer traffic and creditworthy tenants. We may not be able to renew leases or obtain new tenants to whom space may be re-let as leases expire, and the terms of renewals or new leases, including the cost of required renovations or concessions to tenants, may be less favorable to us than current lease terms. Increased competition for tenants may require us to make capital improvements to properties which we would not have otherwise planned to make. In addition, we face competition from alternate forms of retailing, including home shopping networks, mail order catalogues and on-line based shopping services, which may limit the number of retail tenants that desire to seek space in shopping center properties generally. If we are unable to re-let substantial amounts of vacant space promptly, if the rental rates upon a renewal or new lease are significantly lower than expected, or if reserves for costs of re-letting prove inadequate, then our earnings and cash flow will decrease.

We may be restricted from re-letting space based on existing exclusivity lease provisions with some of our tenants.

      In a number of cases, our leases contain provisions giving the tenant the exclusive right to sell clearly identified types of merchandise or provide specific types of services within the particular retail center or limit the ability of other tenants to sell that merchandise or provide those services. When releasing space after a vacancy, these provisions may limit the number and types of prospective tenants suitable for the vacant space. If we are unable to re-let space on satisfactory terms, our operating results would be adversely impacted.

Rising operating expenses could adversely affect our operating results.

      Our current properties and any properties we acquire in the future are and will be subject to risks associated with rising operating expenses, any or all of which may negatively affect us. If any property is not fully occupied or if revenues are not sufficient to cover operating expenses, then we could be required to expend funds for that property’s operating expenses. Our properties are subject to increases in real estate and other tax rates, utility costs, insurance costs, repairs and maintenance and administrative expenses.

      While most of our leases require that tenants pay all or a portion of the applicable real estate taxes, insurance and operating and maintenance costs, renewals of leases or future leases may not be negotiated on these terms, in which event we will have to pay those costs. If we are unable to lease properties on a basis requiring the tenants to pay all or some of these costs, or if tenants fail to pay required tax, insurance, utility and other expenses, we could be required to pay those costs, which could adversely affect our operating results.

The illiquidity of our real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties, which could adversely impact our financial condition.

      Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial and investment conditions is limited. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to complete the sale of a property. We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could significantly adversely affect our financial condition and operating results.

If we suffer losses that are not covered by insurance or that are in excess of our insurance coverage limits, we could lose invested capital and anticipated profits.

      Catastrophic losses, such as losses resulting from wars, acts of terrorism, earthquakes, floods, hurricanes, tornadoes or other natural disasters, pollution or environmental matters, generally are either uninsurable or not economically insurable, or may be subject to insurance coverage limitations, such as large deductibles or co-payments. Although we currently maintain “all risk” replacement cost insurance for our buildings, rents and personal property, commercial general liability insurance and pollution and environmental liability insurance, our insurance coverage may be inadequate if any of the events described above occurred to, or caused the destruction of, one or more of our properties. Under that scenario, we could lose both our invested capital and anticipated profits from that property.

RISKS RELATED TO OUR DEBT OBLIGATIONS

We have substantial debt obligations, including variable rate debt, which may impede our operating performance and put us at a competitive disadvantage.

      Required repayments of debt and related interest can adversely affect our operating performance. As of June 30, 2002, we had $377.3 million of outstanding indebtedness, of which $79.0 million bears interest at a variable rate, and we have the ability to borrow an additional $25.5 million under our existing secured credit facility. Increases in interest rates on our existing indebtedness would increase our interest expense, which could adversely affect our cash flow and our ability to pay dividends. For example, if market rates of interest on our variable rate debt outstanding as of June 30, 2002 increased by 100 basis points, the increase in interest expense on our existing variable rate debt would decrease future earnings and cash flows by approximately $790,000 annually.

      The amount of our debt may adversely affect our business and operating results by:

•	requiring us to use a substantial portion of our funds from operations to pay interest, which reduces the amount available for dividends,

•	placing us at a competitive disadvantage compared to our competitors that have less debt,

•	making us more vulnerable to economic and industry downturns and reducing our flexibility to respond to changing business and economic conditions, and

•	limiting our ability to borrow more money for operations, capital or to finance acquisitions in the future.

      Subject to compliance with the financial covenants in our borrowing agreements, our management and board of trustees have discretion to increase the amount of our outstanding debt at any time. We could become more highly leveraged, resulting in an increase in debt service costs that could adversely affect our cash flow and the amount available for distribution to our shareholders. If we increase our debt, we may also increase the risk of default on our debt.

Because we must annually distribute a substantial portion of our income to maintain our REIT status, we will continue to need additional debt and/or equity capital to grow.

      In general, we must annually distribute at least 90% of our taxable net income to our shareholders to maintain our REIT status. As a result, those earnings will not be available to fund acquisition, development or redevelopment activities. We have historically funded acquisition, development and redevelopment activities by:

•	retaining cash flow that we are not required to distribute to maintain our REIT status,

•	borrowing from financial institutions,

•	selling assets that we do not believe present the potential for significant future growth or that are no longer compatible with our business plan,

•	selling common shares and preferred shares, and

•	entering into joint venture transactions with third parties.

      We expect to continue to fund our acquisition, development and redevelopment activities in this way. Our failure to obtain funds from these sources could limit our ability to grow, which could have a material adverse effect on the value of our securities.

Our financial covenants may restrict our operating or acquisition activities, which may adversely impact our financial condition and operating results.

      The financial covenants contained in our mortgages and debt agreements reduce our flexibility in conducting our operations and create a risk of default on our debt if we cannot continue to satisfy them. The mortgages on our properties contain customary negative covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. In addition, if we breach covenants in our debt agreements, the lender can declare a default and require us to repay the debt immediately and, if the debt is secured, can ultimately take possession of the property securing the loan.

      In particular, our outstanding credit facility contains customary restrictions, requirements and other limitations on our ability to incur indebtedness, including limitations on total liabilities to assets and minimum debt service coverage and tangible net worth ratios. Our ability to borrow under our credit facility is subject to compliance with these financial and other covenants. We rely in part on borrowings under our credit facility to finance acquisition, development and redevelopment activities and for working capital. If we are unable to borrow under our credit facility or to refinance existing indebtedness, our financial condition and results of operations would likely be adversely impacted.

Mortgage debt obligations expose us to increased risk of loss of property, which could adversely affect our financial condition.

      Incurring mortgage debt increases our risk of loss because defaults on indebtedness secured by properties may result in foreclosure actions by lenders and ultimately our loss of the related property. We have entered into mortgage loans which are secured by multiple properties and contain cross collateralization and cross default provisions. Cross collateralization provisions allow a lender to foreclose on multiple properties in the event that we default under the loan. Cross default provisions allow a lender to foreclose on the related property in the event a default is declared under another loan. For federal income tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure but would not receive any cash proceeds.

TAX RISKS

      For purposes of this section, “we,” “our” and “us” refer to Ramco-Gershenson Properties Trust, a Maryland real estate investment trust, including its predecessor, Ramco-Gershenson Properties Trust (formerly known as RPS Realty Trust), a Massachusetts business trust, but excluding all of its subsidiaries and affiliated entities.

We are involved in various tax disputes with the Internal Revenue Service and may not be able to resolve these disputes on satisfactory terms.

      We are involved in a dispute with the Internal Revenue Service, also known as the “IRS,” that relates to its examination of our taxable years ended December 31, 1991 through 1995. During the third quarter of 1994, we held more than 25% of the value of our total assets in short-term Treasury Bill reverse repurchase agreements, which could be viewed as non-qualifying assets for purposes of determining whether we qualified to be taxed as a REIT. We requested that the IRS enter into a closing agreement with us that our ownership of the short-term Treasury Bill reverse repurchase agreements would not adversely affect our status as a REIT. The IRS deferred any action relating to this issue pending the further examination of our taxable years ended December 31, 1991 through 1994. As discussed below, the IRS has proposed to disqualify us as a REIT for our taxable year ended December 31, 1994 based on our ownership of the short-term Treasury Bill reverse repurchase agreements.

      If we were to fail to qualify as a REIT for any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates for such year, and distributions to shareholders would not be deductible by us in computing our taxable income. Any such corporate tax liability could be substantial and, unless we were indemnified against such tax liability, would reduce the amount of cash we have available for distribution to our shareholders, which in turn could have a material adverse impact on the value of, and trading prices for, our securities. In addition, we would not be able to re-elect REIT status until the fifth taxable year following the initial year of disqualification unless we were to qualify for relief under applicable Internal Revenue Code provisions. See “Federal Income Tax Considerations” beginning on page 18 of this prospectus for a discussion of the material federal income tax consequences relating to us and the acquisition, holding and disposition of our securities.

      In May 1996, we acquired substantially all of the shopping center and retail properties, as well as the management organization and business operations, of Ramco-Gershenson, Inc. and certain of its affiliates. At that time, we contributed seven mortgage loans, three real estate properties and other assets to Atlantic Realty Trust, a newly formed REIT (referred to in this section as “Atlantic”), and distributed all of the stock of Atlantic to our shareholders. In connection with the organization of Atlantic and distribution of all of its stock, we entered into a tax agreement with Atlantic under which Atlantic assumed all tax liability arising out of the IRS’ then ongoing examination, excluding any tax liability relating to any actions or events occurring, or any tax return position taken, after May 10, 1996, but including liabilities for interest, penalties, additions to tax and costs relating to covered taxes. In addition, the tax agreement provides that, to the extent any taxes covered by the tax agreement can be avoided through the declaration of a “deficiency dividend” (that is, our declaration and payment of a distribution to our current shareholders that is permitted to relate back to the year for which the IRS determines a deficiency in order to satisfy the requirement for REIT qualification that we distribute a certain minimum percentage of our taxable income for such year), we will make, and Atlantic will reimburse us for the amount of, such deficiency dividend.

      In addition to examining our taxable years ended December 31, 1991 through 1994, the IRS has examined our taxable year ended December 31, 1995. Based on these examinations, the IRS has not only proposed to disqualify us as a REIT for our taxable year ended December 31, 1994 based on our ownership of the short-term Treasury Bill reverse repurchase agreements, as noted above, but has also proposed to adjust (increase) our “REIT taxable income” for the taxable years ended December 31, 1991, 1992, 1993 and 1995. If sustained, the adjustments proposed by the IRS to our “REIT taxable income” would in and of themselves disqualify us as a REIT for at least some of these years unless we were to pay a deficiency dividend for each of the taxable years for which we would otherwise be disqualified as a REIT as a result of having failed to distribute a sufficient amount of our taxable income. We are continuing to dispute these issues with the IRS through an administrative appeals procedure. In addition, the IRS is currently conducting an examination of our taxable years ended December 31, 1996 and 1997, and of our operating partnership (through which we conduct substantially all of our business and hold substantially all of our interests in our properties) for the taxable years ended December 31, 1997 and 1998.

      Based on the second of two examination reports issued by the IRS, we could be liable for up to approximately $55.5 million in combined taxes, penalties and interest through June 30, 2002, for our taxable years ended December 31, 1991 through 1995. However, the second examination report acknowledges (as does the first examination report) that we can avoid disqualification as a REIT for our examined taxable years other than for the taxable year ended December 31, 1994 if we distribute a deficiency dividend to our shareholders. The distribution of a deficiency dividend would be deductible by us, thereby reducing our liability for federal income tax. Based on the second examination report, the proposed adjustments to our

“REIT taxable income” would require us to pay a deficiency dividend to our current shareholders resulting in combined taxes, penalties, interest and deficiency dividends for our taxable years ended December 31, 1991 through 1995 of approximately $57.7 million as of June 30, 2002.

      If the IRS successfully challenges our status as a REIT for any taxable year, we would not be able to re-elect REIT status until the fifth taxable year following the initial year of disqualification (unless we were to qualify for relief under applicable Internal Revenue Code provisions). Thus, for example, if the IRS successfully challenges our status as a REIT solely for our taxable year ended December 31, 1994 based on our ownership of the short-term Treasury Bill reverse repurchase agreements, we would not be able to re-elect REIT status until our taxable year which began January 1, 1999, unless we were to qualify for relief.

      In the notes to the consolidated financial statements made part of Atlantic’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended June 30, 2002, Atlantic has disclosed its liability for the tax deficiencies (and interest and penalties on the tax deficiencies) proposed to be assessed against us by the IRS for the taxable years ended December 31, 1991 through 1995, as reflected in each of the two examination reports issued by the IRS. We believe, but can provide no assurance, that Atlantic currently has sufficient assets to pay such tax deficiencies, interest and penalties. According to the quarterly report on Form 10-Q filed by Atlantic for the quarter ended June 30, 2002, Atlantic had net assets at June 30, 2002 of $59.0 million (determined pursuant to the liquidation basis of accounting). If the amount of tax, interest and penalties assessed against us ultimately exceeds the amounts proposed in each of the examination reports, however, because interest continues to accrue on the proposed tax deficiencies, or additional tax deficiencies are proposed or for any other reason, then Atlantic may not have sufficient assets to reimburse us for all amounts we must pay, and we would be required to pay the difference out of our own funds. Accordingly, the ultimate resolution of any controversy over tax liabilities covered by the tax agreement may have a material adverse effect on our financial position, results of operations or cash flows, including if we are required to distribute deficiency dividends to our shareholders and/or pay additional taxes, interest and penalties to the IRS in amounts that exceed the value of Atlantic’s net assets. Moreover, the IRS may assess us with taxes that Atlantic is not required under the tax agreement to pay, such as taxes arising from the recently-commenced examination of us for the taxable years ended December 31, 1996 and 1997, and of our operating partnership for the taxable years ended December 31, 1997 and 1998. There can be no assurance, therefore, that the IRS will not assess us with substantial taxes, interest and penalties which Atlantic cannot, is not required to or otherwise does not pay. Our tax dispute is described in more detail under the caption “Federal Income Tax Considerations — Tax Audit” beginning on page 27 of this prospectus.

Our failure to qualify as a REIT would result in higher taxes and reduced cash available for our shareholders.

      We operate in a manner so as to qualify as a REIT for federal income tax purposes. Although we do not intend to request a ruling from the IRS as to our REIT status, in the opinion of Honigman Miller Schwartz and Cohn LLP, we have qualified as a REIT since the commencement of our taxable year which began January 1, 2002. This opinion was issued in connection with the filing of the registration statement of which this prospectus is a part and is filed as an exhibit to that registration statement. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinion of Honigman Miller Schwartz and Cohn LLP represents only the view of our special tax counsel based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by us and our Chief Executive Officer. Furthermore, both the validity of the opinion and our continued qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution and shareholder ownership requirements on a continuing basis, the results of which will not be monitored by Honigman Miller Schwartz and Cohn LLP.

      As discussed above, if we were to fail to qualify as a REIT for any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to shareholders would not be deductible by us in computing our taxable income. Any such corporate tax liability could be substantial and, unless we were indemnified against such tax liability, would reduce the amount of cash available to us for distribution to our shareholders, which in turn could have a material adverse impact on the value of, and trading prices for, the securities.

DESCRIPTION OF THE COMPANY

      We are a fully integrated, self-administered and self-managed real estate investment trust, also known as a “REIT,” that acquires, develops, manages and owns community shopping centers in the midwestern, southeastern and mid-Atlantic regions of the United States. As of June 30, 2002, we had a portfolio of 59 shopping centers totaling approximately 11.4 million square feet of gross leaseable area located in 12 states. Our shopping centers include 58 community shopping centers, including nine power centers and three single tenant facilities. We also own one enclosed regional mall. Our properties are located in convenient and easily-accessible locations with abundant parking which are close to residential communities and offer excellent visibility for our tenants and easy access for shoppers.

      For approximately half a century, Ramco-Gershenson, Inc. and its predecessor developed and owned shopping centers throughout the United States. Over that time, we developed or acquired over 60 shopping centers with a total of over 16.5 million square feet.

      In May 1996, our predecessor, RPS Realty Trust, acquired through a reverse merger substantially all the shopping centers and retail properties as well as the management company and business operations of Ramco-Gershenson, Inc. and most of its affiliates. The resulting trust changed its name to Ramco-Gershenson Properties Trust and relocated its corporate office to Southfield, Michigan, where Ramco-Gershenson, Inc.’s officers assumed management responsibility. At that time, the trust also changed its operations from a mortgage REIT to an equity REIT and contributed seven mortgage loans, three real estate properties and other assets to Atlantic Realty Trust, an independent, newly formed liquidating REIT. All of the stock of Atlantic Realty Trust was distributed subsequently to the shareholders of the trust.

      In 1997, with approval from our shareholders, we changed our state of organization from Massachusetts to Maryland by terminating the Massachusetts trust and merging into a newly-formed Maryland real estate investment trust.

      We conduct substantially all of our business, and hold substantially all of our interests in our properties, through our operating partnership, Ramco-Gershenson Properties, L.P., either directly or indirectly through partnerships or limited liability companies which hold fee title to the properties. We have the exclusive power to manage and conduct the business of our operating partnership. As of June 30, 2002, our company owned approximately 80.6% of the interests in our operating partnership.

      Our executive offices are located at 27600 Northwestern Highway, Suite 200, Southfield, Michigan 48034. Our telephone number is (248) 350-9900.

USE OF PROCEEDS

      Except as otherwise provided for in the related prospectus supplement, we expect to use the net proceeds from the sale of any securities for general business purposes. These purposes may include:

•	acquisition of additional properties or other acquisition transactions,

•	repayments or refinancing of debt,

•	redevelopment of our properties,

•	development of new properties, and

•	working capital.

THE SECURITIES WE MAY OFFER

      We may sell from time to time, in one or more offerings, common shares of beneficial interest, preferred shares of beneficial interest, and/or warrants in a dollar amount that does not exceed $150,000,000. This prospectus contains only a summary of the securities we may offer. The specific terms of any securities actually offered for sale, together with the terms of that offering, the initial price and the net proceeds to us from the sale of such securities, will be set forth in an accompanying prospectus supplement. That prospectus supplement also will contain information, where applicable, about material United States federal income tax considerations relating to the securities, and the securities exchange, if any, on which the securities will be listed. This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.

DESCRIPTION OF COMMON SHARES

      This section describes the general terms and provisions of our common shares of beneficial interest, par value $.01 per share. This summary is not complete. We have incorporated by reference our declaration of trust and bylaws as exhibits to the registration statement of which this prospectus is a part. We have also incorporated by reference in this prospectus a description of our common shares which is contained in other documents we have filed with the SEC. You should read these other documents before you acquire any common shares.

General

      As of June 30, 2002, our authorized capital included 30,000,000 common shares, of which 12,241,216 common shares were issued and outstanding. All common shares offered pursuant to any prospectus supplement will, when issued, be duly authorized, fully paid and non-assessable. This means that the full price for our common shares, will be paid at issuance and that you, as a purchaser of such common shares will not be later required to pay us any additional monies for such common shares.

Dividends

      As a holder of our common shares, you may receive dividends out of our funds that we can legally use to pay dividends, when and if such dividends are declared by our board of trustees, subject to any preferential rights established for any other shares of beneficial interest.

Voting Rights

      Subject to the provisions of our declaration of trust regarding restrictions on the transfer and ownership of shares of beneficial interest, the holders of common shares have the exclusive power to vote on all matters presented to our shareholders unless the terms of any outstanding preferred shares gives the holders of preferred shares the right to vote on certain matters or generally. Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees. There is no cumulative voting in the election of our trustees, which means that the holders of a majority of the outstanding common shares can elect all of the trustees then standing for election, and the votes held by the holders of the remaining common shares, if any, will not be sufficient to elect any trustee.

Other Rights

      Subject to the provisions of our declaration of trust regarding restrictions on the transfer and ownership of shares of beneficial interest, each common share has equal distribution, liquidation and other rights, and has no preference, conversion, sinking fund, redemption or preemptive rights.

      Pursuant to our declaration of trust, any merger, consolidation or sale of all or substantially all of our assets or dissolution requires the affirmative vote of at least two-thirds of all the votes entitled to be cast by our shareholders on the matter. Any amendment to our declaration of trust, other than an amendment of any of the sections of our declaration of trust which provide that the matters described in the foregoing sentence must be approved by a two-thirds vote, requires the affirmative vote of at least a majority of all the votes entitled to be cast by our shareholders on the matter. Subject to any rights of holders of one or more classes or series of our preferred shares to elect one or more trustees, at a meeting of our shareholders, the affirmative vote of at least two-thirds of our shareholders entitled to vote in the election of trustees is required in order to remove a trustee. Our declaration of trust authorizes our board of trustees to increase or decrease the aggregate number of our authorized shares of beneficial interest and the number of shares of any class of beneficial interest.

Transfer Agent and Registrar

      The transfer agent and registrar for our common shares is the American Stock Transfer & Trust Company.

DESCRIPTION OF PREFERRED SHARES

      This section describes the general terms that will apply to any particular series of preferred shares of beneficial interest that we may offer by this prospectus and an applicable prospectus supplement in the future. When we issue a particular series of preferred shares, we will describe in the prospectus supplement that relates to the series (1) the specific terms of the preferred shares and (2) the extent to which the general terms described in this section apply to the preferred shares of that series. The description of preferred shares in this section and in any prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to our declaration of trust, including the articles supplementary relating to each series of preferred shares which will be filed with the SEC and incorporated by reference in the registration statement of which this prospectus is a part at or prior to the time of the issuance of such series of preferred shares.

      Pursuant to our declaration of trust, our board of trustees may issue up to 10,000,000 preferred shares of beneficial interest, par value $.01 per share, classify any unissued preferred shares and reclassify any previously classified but unissued preferred shares of any class or series. There are currently no preferred shares outstanding. Prior to issuing a series or class of preferred shares, our board of trustees is required to set, subject to the provisions of our declaration of trust relating to restrictions on transfer and ownership of shares of beneficial interest and to the express terms of any class or series of preferred shares outstanding at the time, the following for such series:

•	terms,

•	preferences,

•	conversion or other rights,

•	voting powers,

•	restrictions,

•	limitations as to dividends or other distributions,

•	qualifications, and

•	terms or conditions of redemption.

This means our board of trustees could authorize the issuance of a class or series of preferred shares which could delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of our common shares or otherwise be in their best interest.

      The applicable prospectus supplement relating to the offering of preferred shares will include the specific terms relating to such preferred shares, which may include the following:

•	the designation and stated value per share of such preferred shares,

•	the number of preferred shares to be included in the class or series,

•	the amount of the liquidation preference per share,

•	the initial public offering price at which such preferred shares will be issued,

•	the dividend rate (or method of calculation), the dates on which dividends will be paid and the dates from which dividends will begin to accumulate, if any,

•	any redemption or sinking fund provisions,

•	any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a REIT,

•	any conversion rights, and

•	any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

      All preferred shares offered pursuant to any prospectus supplement will, when issued, be duly authorized, fully paid and non-assessable. This means that the full price for our preferred shares will be paid at issuance and that you, as a purchaser of such preferred shares will not be later required to pay us any additional monies for such preferred shares.

DESCRIPTION OF WARRANTS

      We may issue warrants for the purchase of common shares or preferred shares. We may issue warrants independently or together with any other securities offered by any prospectus supplement, and the warrants may be attached to or separate from such securities. Each series of warrants will be issued under a separate warrant agreement, which we will enter into with a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the applicable warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of the warrants. The following summary is not complete and is subject to and qualified in its entirety by the provisions of the warrant agreement and the warrant certificates relating to each series of warrants which will be filed with the SEC and incorporated by reference as an exhibit to the registration statement of which this prospectus is a part at or prior to the time of the issuance of such series of warrants.

      The prospectus supplement relating to any warrants we are offering will describe the specific terms relating to the offering, including some or all of the following:

•	the title of the warrants,

•	the offering price,

•	the exercise price of the warrants,

•	the aggregate number of common or preferred shares purchasable upon exercise of the warrants and, in the case of warrants for preferred shares, the designation, aggregate number and terms of the series of preferred shares purchasable upon exercise of the warrants,

•	the designation and terms of any series of preferred shares with which the warrants are being offered and the number of warrants being offered with such preferred shares,

•	the date, if any, on and after which the warrants and any related series of common shares or preferred shares will be transferable separately,

•	the date on which the right to exercise the warrants will commence and the date on which such right shall expire,

•	any federal income tax considerations, and

•	any other material terms of the warrants.

CERTAIN PROVISIONS OF MARYLAND LAW AND
OF OUR DECLARATION OF TRUST AND BYLAWS

      The following description of certain provisions of Maryland law and of our declaration of trust and bylaws is only a summary. For a complete description, we refer you to Maryland law, our declaration of trust and our bylaws. We have incorporated by reference our declaration of trust and bylaws as exhibits to the registration statement of which this prospectus is a part.

Board of Trustees — Number, Classification and Vacancies

      Our declaration of trust and bylaws provide that our board of trustees will establish the number of trustees. Our board of trustees is currently comprised of eight trustees. Our bylaws also provide that a majority of the entire board of trustees may increase or decrease the number of trustees serving on our board of trustees. Any vacancy on our board of trustees, other than a vacancy created as a result of the removal of any trustee by the action of the shareholders, shall be filled, at any regular meeting or at any special meeting called for that purpose, by the majority of the remaining trustees.

      Pursuant to our declaration of trust, our board of trustees is divided into three classes of trustees. Trustees of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of trustees will be elected by the shareholders. We believe that classification of our board of trustees will help to assure the continuity and stability of our business strategies and policies as determined by the board of trustees. Holders of our common shares will have no right to cumulative voting in the election of trustees. Consequently, at each annual meeting of shareholders, the holders of a majority of our common shares will be able to elect all of the successors of the class of trustees whose terms expire at that meeting.

      The classified board provision could have the effect of making the replacement of incumbent trustees more time-consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the board of trustees. Thus, the classified board provision could increase the likelihood that incumbent trustees will retain their positions. The staggered terms of trustees may delay, defer or prevent a tender offer or an attempt to change control, even though the tender offer or change in control might be in the best interest of our shareholders.

Removal of Trustees

      Our declaration of trust provides that, subject to any rights of holders of one or more classes or series of preferred shares to elect one or more trustees, any trustee may be removed at any time, with or without cause, at a meeting of the shareholders, by the affirmative vote of the holders of not less than two-thirds of the shares then outstanding and entitled to vote generally in the election of trustees. If any trustee shall be so removed, our shareholders may take action to fill the vacancy so created. An individual so elected as trustee by the shareholders shall hold office for the unexpired term of the trustee whose removal created the vacancy.

Business Combinations

      Under Maryland law, “business combinations” between a Maryland REIT and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, share exchange, or in certain circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested shareholder is defined as:

•	any person who beneficially owns ten percent or more of the voting power of the trust’s shares; or

•	an affiliate or associate of the trust who, at any time within the two year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting shares of the trust.

      A person is not an interested shareholder under the statute if the board of trustees approved in advance the transaction by which such person otherwise would have become an interested shareholder. In approving such a transaction, however, the board of trustees may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of trustees.

      After the five-year prohibition, any business combination between the Maryland REIT and an interested shareholder generally must be recommended by the board of trustees of the trust and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding voting shares of the trust, voting together as a single group; and

•	two-thirds of the votes entitled to be cast by holders of voting shares of the trust other than voting shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or which are held by an affiliate or associate of the interested shareholder.

      These super-majority vote requirements do not apply if the trust’s common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

      The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of trustees before the time that the interested shareholder becomes an interested shareholder. Pursuant to the statute, our board of trustees has adopted a resolution that any business combination between us and any other person or entity is exempted from the provisions of the statute described in the preceding paragraphs. This resolution, however, may be altered or repealed, in whole or in part, by our board of trustees at any time.

Control Share Acquisitions

      Maryland law provides that control shares of a Maryland REIT acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by trustees who are employees of the Maryland REIT are excluded from shares entitled to vote on the matter. Control shares are voting shares which, if aggregated with all other shares owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power, except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing trustees within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority or more of all voting power.

      Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

      A person who has made or proposes to make a control share acquisition may compel our board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the Maryland REIT may itself present the question at any shareholders meeting.

      If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the Maryland REIT may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the Maryland REIT to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

      The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or share exchange if the Maryland REIT is a party to the transaction, or (2) to acquisitions approved or exempted by the declaration of trust or bylaws of the Maryland REIT.

      Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares. This provision of our bylaws may not be repealed or amended, nor may another provision that is inconsistent with this provision be adopted in either our bylaws or our declaration of trust, except upon the affirmative vote of a majority of all the votes cast by our shareholders at a meeting of shareholders duly called and at which a quorum is present.

Merger; Amendment to the Declaration of Trust

      Under Maryland law, a Maryland REIT generally cannot amend its declaration of trust or merge with another entity, unless approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by the Maryland REIT’s shareholders on the matter. A Maryland REIT may, however, provide in its declaration of trust for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our declaration of trust does not provide for a lesser percentage of shareholder votes for approval of a merger but does provide that most amendments to our declaration of trust may be approved by the affirmative vote of a majority of all votes entitled to be cast by our shareholders on the matter. However, amendments to provisions of our declaration of trust relating to the following: (1) our merger into another entity, (2) our consolidation with one or more other entities into a new entity, (3) the sale, lease, exchange or transfer of all or substantially of our assets, or (4) the termination of our existence must be approved by the affirmative vote of at least two-thirds of all votes entitled to be cast by our shareholders on the matter. Under Maryland law, the declaration of trust of a Maryland REIT may permit the trustees, by a two-thirds vote, to amend the declaration of trust from time to time to qualify as a REIT under the Internal Revenue Code or Maryland law governing REITs, without the affirmative vote or written consent of the shareholders. Our declaration of trust permits such action by our board of trustees.

Transfer of Assets; Consolidation

      Our declaration of trust provides that, subject to the provisions of any class or series of our shares outstanding, we may merge or consolidate with another entity or entities or sell or transfer all or substantially all of our property, if such action is approved by our board of trustees and by the affirmative vote of at least two-thirds of all of the votes entitled to be cast by our shareholders on the matter.

Termination of Ramco-Gershenson Properties Trust

      Subject to the provisions of any class or series of our shares at the time outstanding, our existence may be terminated at any meeting of our shareholders by the affirmative vote of at least two-thirds of all of the votes entitled to be cast by our shareholders on the matter.

Advance Notice of Trustee Nominations and New Business

      Our bylaws provide that with respect to an annual meeting of shareholders, nominations of persons for election to the board of trustees and the proposal of business to be considered by our shareholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of trustees or (3) by any shareholder who was a shareholder of record both at the time of giving notice and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the special meeting. Nominations of persons for election to the board of trustees at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of trustees, or (3) provided that the board of trustees has determined that trustees shall be elected at such special meeting, by any shareholder who was a shareholder of record both at the time of giving of notice and at the time of the special meeting, who is entitled to vote at the meeting and who has complied with the advance notice provisions of our bylaws.

Anti-takeover Effect of Certain Provisions of Maryland Law and of the Declaration of Trust and Bylaws

      The business combination provisions of Maryland law, if we decide in the future to rescind our election to be exempt therefrom and, if the applicable provision in our bylaws is rescinded, the control share acquisition provisions of Maryland law, the provisions of our declaration of trust on classification of the board of trustees and removal of trustees and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of our common shares or otherwise be in their best interest.

RESTRICTIONS ON OWNERSHIP AND TRANSFER OF SHARES

      In order for us to qualify as a REIT, no more than 50% in value of our outstanding shares of beneficial interest may be owned, actually or constructively, by five or fewer individuals (as determined under certain attribution rules in the Internal Revenue Code), during the last half of a taxable year (other than the first year for which an election to be treated as a REIT has been made) or during a proportionate part of a shorter taxable year. In addition, if we, or an owner of 10% or more of us, actually or constructively owns 10% or more of one of our tenants (or a tenant of any partnership in which we are a partner), the rent we receive (either directly or through any such partnership) from that tenant will not be qualifying income for purposes of the REIT gross income tests of the Internal Revenue Code (as described below). A REIT’s shares also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be treated as a REIT has been made).

      Because our board of trustees believes it is desirable for us to qualify as a REIT, our declaration of trust (as amended and restated), subject to customary exceptions, provides that no holder may own, or be deemed to own by virtue of the applicable attribution rules of the Internal Revenue Code, more than the ownership limit described below. The ownership attribution rules under the Internal Revenue Code are complex and may cause common shares actually or constructively owned by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our common shares (or the acquisition of an interest in an entity that owns, actually or constructively, common shares) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of our outstanding common shares and thus subject those common shares to the ownership limit. Our board of trustees may, in its sole discretion and upon the vote of 75% of its members, grant an exemption from the ownership limit with respect to one or more persons who would not be treated as “individuals” for purposes of the Internal Revenue Code if that person submits to the board information satisfactory to the board, in its reasonable discretion, demonstrating that:

•	the person is not an individual for purposes of the Internal Revenue Code,

•	such ownership will not cause a person who is an individual to be treated as owning common shares in excess of the ownership limit, applying the applicable ownership attribution rules, and

•	such ownership will not otherwise jeopardize our status as a REIT.

      As a condition of a waiver, our board of trustees may, in its reasonable discretion, require undertakings or representations from the applicant to ensure that the conditions described above are satisfied and will continue to be satisfied as long as the person owns shares in excess of the ownership limit. Under some circumstances, our board of trustees may, in its sole discretion and upon the vote of 75% of its members, grant an exemption for individuals to acquire preferred shares in excess of the ownership limit. The ownership limit we refer to in this section means:

•	with respect to our common shares, 9.8%, in value or number of shares, whichever is more restrictive, of our outstanding common shares, and

•	with respect to any class or series of our preferred shares, 9.8%, in value or number of shares, whichever is more restrictive, of the outstanding shares of the applicable class or series of our preferred shares.

      Our board of trustees has the authority to increase the ownership limit from time to time, but it does not have the authority to do so to the extent that after giving effect to an increase, five beneficial owners of our common shares could beneficially own in the aggregate more than 49.5% of our outstanding common shares.

      Our declaration of trust further prohibits:

•	any person from actually or constructively owning our shares of beneficial interest that would result in us being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT, and

•	any person from transferring our shares of beneficial interest if the transfer would result in our shares of beneficial interest being owned by fewer than 100 persons.

      Any person who acquires, or attempts or intends to acquire, actual or constructive ownership of our shares of beneficial interest that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give notice to us immediately and provide us with any information that we may request in order to determine the effect of the transfer on our status as a REIT.

      If any purported transfer of our shares of beneficial interest or any other event would otherwise result in any person violating the ownership limit or the other restrictions in our declaration of trust, then the purported transfer will be void and of no force or effect with respect to the purported transferee as to that number of shares that exceeds the ownership limit and the purported transferee will acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any shares in excess of the ownership limit will cease to own any right or interest) in these excess shares. Any excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by us. This automatic transfer will be deemed to be effective as of the close of business on the business day (as defined in our declaration of trust) prior to the date of the violating transfer. Within 20 days of receiving notice from us of the transfer of shares to the trust, the trustee of the trust (who will be designated by us and be unaffiliated with us and the purported transferee or owner) will be required to sell the excess shares to a person or entity who could own those shares without violating the ownership limit and distribute to the purported transferee an amount equal to the lesser of the price paid by the purported transferee for the excess shares or the sales proceeds received by the trust for the excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration (such as a gift), the trustee will be required to sell the excess shares to a qualified person or entity and distribute to the purported owner an amount equal to the lesser of the fair market value of the excess shares as of the date of the event or the sales proceeds received by the trust for the excess shares. In either case, any proceeds in excess of the amount distributable to the purported transferee or owner, as applicable, will be distributed to the beneficiary of the trust. Prior to a sale of any excess shares by the trust, the trustee will be entitled to receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the excess shares, and also will be entitled to exercise all voting rights with respect to the excess shares. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority (at the trustee’s sole discretion and subject to applicable law) (1) to rescind as void any vote cast by a purported transferee prior to the discovery by us that its shares have been transferred to the trust and (2) to recast votes in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust. Any dividend or other distribution paid to the purported transferee or owner (prior to the discovery by us that its shares had been automatically transferred to a trust as described above) will be required to be repaid to the trustee upon demand for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective (for any reason) to prevent violation of the ownership limit, then our declaration of trust provides that the transfer of the excess shares will be void.

      In addition, our shares of beneficial interest held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (a) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market value at the time of that devise or gift) and (b) the market value of such shares on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares of beneficial interest held in the trust. Upon the sale to us, the interest of the beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the purported owner.

      All certificates evidencing our shares of beneficial interest will bear a legend referring to the restrictions described above and a statement that we will furnish a copy of our declaration of trust to a shareholder on request and without charge.

      All persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5% (or other percentage between 1/2 of 1% and 5% as provided in the applicable rules and regulations under the Internal Revenue Code) of the lesser of the number or value of our outstanding shares of beneficial interest must give a written notice to us by January 30 of each year. In addition, each shareholder will, upon demand, be required to disclose to us in writing information with respect to the direct, indirect and constructive ownership of our shares of beneficial interest that our board of trustees deems reasonably necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine our compliance with such provisions or requirements.

FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of the material federal income tax consequences and considerations relating to the acquisition, holding, and disposition of securities. For purposes of this section under the heading “Federal Income Tax Considerations,” “we,” “our,” “us,” and the “Company” refer to Ramco-Gershenson Properties Trust, including its predecessor Ramco-Gershenson Properties Trust (formerly known as RPS Realty Trust), a Massachusetts business trust, but excluding all its subsidiaries and affiliated entities, and the “Operating Partnership” refers to Ramco-Gershenson Properties, L.P. This summary is based upon the Internal Revenue Code of 1986, as amended, the regulations promulgated by the U.S. Treasury Department (which are referred to in this section as “Treasury Regulations”), rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any description of the tax consequences summarized below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this prospectus. This summary is also based upon the assumption that our operation and the operation of each of our subsidiaries and affiliated entities will be in accordance with any applicable organizational documents or partnership or limited liability company operating agreement. This summary is for general information only, and does not purport to discuss all aspects of federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies;

•	holders who receive securities through the exercise of employee stock options or otherwise as compensation;

•	persons holding securities as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment; and, except to the extent discussed below:

•	tax-exempt organizations; and

•	foreign investors.

This summary assumes that investors will hold their securities as capital assets, which generally means as property held for investment.

      The federal income tax treatment of holders of securities depends in some instances on determinations of fact and interpretations of complex provisions of federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences of holding securities to any particular holder will depend on the holder’s particular tax circumstances. You are urged to consult your own tax advisor regarding the federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of securities.

Taxation of the Company

      We first elected to qualify as a REIT for the taxable year ended December 31, 1988 under Sections 856 through 860 of the Internal Revenue Code and applicable provisions of the Treasury Regulations, which set forth the requirements for qualifying as a REIT. Our policy has been and is to operate in such a manner as to qualify as a REIT for federal income tax purposes. If we so qualify, then we will generally not be subject to federal income tax on income we distribute to our shareholders. For any year in which we do not meet the requirements for qualification as a REIT, we will be taxed as a corporation. See “— Failure to Qualify” below.

      We have received an opinion from Honigman Miller Schwartz and Cohn LLP, our special tax counsel, to the effect that since the commencement of our taxable year which began January 1, 2002, we have been organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, and that our actual method of operation has enabled, and our proposed method of operation will enable, us to meet the requirements for qualification and taxation as a REIT. A copy of this opinion is filed as an exhibit to the registration statement of which this prospectus is a part. It must be emphasized that the opinion of Honigman Miller Schwartz and Cohn LLP is based on various assumptions relating to our organization and operation, and is conditioned upon representations and covenants made by our management regarding our assets and the past, present, and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Honigman Miller Schwartz and Cohn LLP or by us that we will so qualify for any particular year. The opinion was expressed as of the date issued, and will not cover subsequent periods. Honigman Miller Schwartz and Cohn LLP will have no obligation to advise us or the holders of securities of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS or any court, and no assurance can be given that the IRS will not challenge, or a court will not rule contrary to, the conclusions set forth in such opinions.

      Our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of stock ownership, various qualification requirements imposed upon REITs by the Internal Revenue Code, the compliance with which has not been, and will not be, reviewed by Honigman Miller Schwartz and Cohn LLP. In addition, our ability to qualify as a REIT depends in part upon the operating results, organizational structure and entity classification for federal income tax purposes of certain of our affiliated entities, the status of which may not have been reviewed by Honigman Miller Schwartz and Cohn LLP. Accordingly, no assurance can be given that the actual results of our operations for any taxable year satisfy such requirements for qualification and taxation as a REIT.

     Taxation of REITs in General

      As indicated above, our qualification and taxation as a REIT depend upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Internal Revenue Code. The material qualification requirements are summarized below under “— Requirements for Qualification — General”. While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our REIT status, or that we will be able to operate in accordance with the REIT requirements in the future.

      As a REIT, we will generally be entitled to a deduction for dividends that we pay and therefore will not be subject to federal corporate income tax on our net income that is currently distributed to our shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that generally results from investment in a corporation or an entity treated as a corporation for federal income tax purposes. Rather, income generated by a REIT generally is taxed only at the shareholder level upon a distribution of dividends by the REIT. Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the shareholders of the REIT, subject to special rules for certain items such as capital gains recognized by REITs. See “Federal Income Taxation of Shareholders” below.

      As a REIT, we will nonetheless be subject to federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, including any deductions of net operating losses.

•	If we have net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% excise tax. See “— Prohibited Transactions” and “— Foreclosure Property” below.

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% excise tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

•	If we should fail to satisfy the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the amount by which we fail the 75% gross income test or the amount by which we fail the 95% gross income test (whichever is greater), multiplied by (2) a fraction intended to reflect our profitability.

•	If we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such sum over the amounts actually distributed plus retained amounts on which income tax is paid at the corporate level.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet certain record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s shareholders, as described below in “— Requirements for Qualification — General”.

•	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between a REIT and a “taxable REIT subsidiary” (described below) if and to the extent the IRS successfully adjusts the reported amounts of these items.

•	If we own assets that were held on the first day of a taxable year for which we first requalify as a REIT after being subject to tax as a corporation under subchapter C of the Internal Revenue Code, or if we acquire any asset from a subchapter C corporation in a transaction in which gain or loss is not recognized, and we subsequently recognize gain on the disposition of any such asset during the ten-year period (referred to in this section as the “Recognition Period”) beginning on the date on which we requalify as a REIT or we acquire the asset (as the case may be), then the excess of (1) the fair market value of the asset as of the beginning of the Recognition Period, over (2) our adjusted basis in such asset as of the beginning of such Recognition Period (such excess referred to in this section as “Built-in Gain”) will generally be (with certain adjustments) subject to tax at the highest corporate income tax rate then in effect. (The rule described in the immediately preceding sentence is referred to in this section as the “Built-in Gain Rule.”) In lieu of such taxation of the Built-in Gain, we may make an election so that, in the case of assets we held on the first day of the taxable year of requalification as a REIT, we would recognize the Built-in Gain the day before such first day, and, in the case of assets we acquire from a subchapter C corporation, the Built-in Gain would be recognized by such corporation on the day before such acquisition. (The rule described in the immediately preceding sentence is referred to in this section as the “Deemed Sale Rule.”) See “Tax Consequences of Re-election of REIT Status” below.

•	Certain of our subsidiaries are corporations and their earnings are subject to corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes, and state and local income, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

     Requirements for Qualification — General

      The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for the special Internal Revenue Code provisions applicable to REITs;

(4)	that is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	not more than 50% in value of the outstanding stock of which is owned, directly or indirectly through the application of certain attribution rules, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of each taxable year; and

(7)	that meets other tests described below, including tests with respect to the nature of its income and assets.

      The Internal Revenue Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. We satisfy the requirements set forth in (1) through (5) above and believe that we satisfy the requirement set forth in (6) above. In addition, our declaration of trust (as amended and restated) currently includes certain restrictions regarding transfer of our shares of beneficial interest which are intended (among other things) to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above.

      To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our shares in which the record holders are to disclose the actual owners of such shares (that is, the persons required to include in gross income the dividends we paid). A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Our failure to comply with these record keeping requirements could subject us to monetary penalties. A shareholder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

      In addition, a trust generally may not elect to become a REIT unless its taxable year is the calendar year. We satisfy this requirement.

     Effect of Subsidiary Entities

      Ownership of Partnership Interests. In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets, and to earn its proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs described below. In addition, the assets and gross income of the partnership are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share of the assets and items of income of the Operating Partnership and our other subsidiary partnerships are treated as our assets and items of income for purposes of applying the REIT requirements described below. A summary of certain rules governing the federal income taxation of partnerships and their partners is provided below in “Tax Aspects of Investment in the Operating Partnership.”

      Disregarded Subsidiaries. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of applying the gross income and asset tests applicable to REITs summarized below. A qualified REIT subsidiary is any corporation, other than a “taxable REIT subsidiary” (described below), that is wholly-owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two. We have two qualified REIT subsidiaries. Other entities we wholly own, including single member limited liability companies, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of applying the REIT income and asset tests. Disregarded subsidiaries, along with our subsidiary partnerships, are sometimes referred to as “pass-through subsidiaries.”

      In the event that any of our disregarded subsidiaries ceases to be wholly-owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or one of our other disregarded subsidiaries), the subsidiary’s separate existence would no longer be disregarded for federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% (as measured by either voting power or value) of the securities of another corporation. See “— Income Tests” and “— Asset Tests” below.

      Taxable Subsidiaries. Effective after 2000, a REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat the subsidiary corporation as a “taxable REIT subsidiary” of the REIT. (A taxable REIT subsidiary is referred to in this section as a “TRS.”) We have made a joint election with Ramco-Gershenson, Inc. effective January 1, 2001, to treat Ramco-Gershenson, Inc. as a TRS. The separate existence of a TRS (such as Ramco-Gershenson, Inc.) or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for federal income tax purposes. Accordingly, Ramco-Gershenson, Inc. is generally subject to corporate income tax on its earnings, and this may reduce the cash flow that we and our subsidiaries generate in the aggregate, and our ability to make distributions to our shareholders.

      A parent REIT is not treated as holding the assets of a taxable subsidiary corporation or as receiving any undistributed income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the parent REIT, and the REIT recognizes as income, the dividends, if any, that it receives from the subsidiary. This treatment can affect the income and asset test calculations that apply to the REIT. Because a parent REIT does not include the assets and income of taxable subsidiary corporations in determining the parent’s compliance with the REIT requirements, these entities may be used by the parent REIT indirectly to undertake activities that the applicable rules might otherwise preclude the parent REIT from doing directly or through pass-through subsidiaries (for example, activities that give rise to certain categories of income, such as management fees, that do not qualify under the 75% and 95% gross income tests described immediately below).

     Income Tests

      In order to maintain qualification as a REIT, we must annually satisfy two gross income requirements. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” must derive from (1) investments in real property or mortgages on real property, including “rents from real property,” dividends received from other REITs, interest income derived from mortgage loans secured by real property (including certain types of mortgage backed securities), and gains from the sale of real estate assets, or (2) certain kinds of temporary investment of new capital. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, must derive from some combination of such income from investments in real property and temporary investment of new capital (that is, income that qualifies under the 75% income test described above), as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

      For purposes of satisfying the gross income tests described above, “rents from real property” generally include rents from interests in real property, charges for services customarily furnished or rendered in connection with the rental of real property (whether or not such charges are separately stated), and rent attributable to personal property which is leased under, or in connection with, a lease of real property. However, the inclusion of these items as rents from real property is subject to the conditions described immediately below.

•	Any amount received or accrued, directly or indirectly, with respect to any real or personal property cannot be based in whole or in part on the income or profits of any person from such property. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. In addition, amounts received or accrued based on income or profits do not include amounts received from a tenant based on the tenant’s income from the property if the tenant derives substantially all of its income with respect to such property from the leasing or subleasing of substantially all of such property, provided that the tenant receives from subtenants only amounts that would be treated as rents from real property if received directly by a REIT.

•	Amounts received from a tenant generally will not qualify as rents from real property in satisfying the gross income tests if the REIT directly, indirectly, or constructively owns, (1) in the case of a tenant which is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of shares of all classes of stock of such tenant, or (2) in the case of a tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant. (Such a tenant is referred to in this section as a “Related Party Tenant.”)

•	If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. The determination whether more than 15% of the rents received by a REIT from a property are attributable to personal property is based upon a comparison of the fair market value of the personal property leased by the tenant to the fair market value of all the property leased by the tenant.

•	Rents from real property do not include any amount received or accrued directly or indirectly by a REIT for services furnished or rendered to tenants of a property or for managing or operating a property, unless the services furnished or rendered, or management or operation provided, are of a type that a tax-exempt organization can provide to its tenants without causing its rental income to be unrelated business taxable income under the Internal Revenue Code (that is, unless they are “usually or customarily rendered in connection with the rental of space for occupancy only” and are not otherwise considered “primarily for the tenant’s convenience”). Services, management, or operation which, if provided by a tax-exempt organization, would give rise to unrelated business taxable income (referred to in this section as “Impermissible Tenant Services”) will not be treated as provided by the REIT if provided by either an “independent contractor” (as defined in the Internal Revenue Code) who is adequately compensated and from whom the REIT does not derive any income, or by a TRS. If an amount received or accrued by a REIT for providing Impermissible Tenant Services to tenants of a property exceeds 1% of all amounts received or accrued by the REIT with respect to such property in any year, none of such amounts will constitute rents from real property. For purposes of this test, the income received from Impermissible Tenant Services is deemed to be at least 150% of the direct cost of providing the services. If the 1% threshold is not exceeded, only the amounts received for providing Impermissible Tenant Services will not qualify as rents from real property.

      Substantially all of our income derives from the Operating Partnership. The Operating Partnership’s income derives largely from rent attributable to our properties (which properties are referred to in this section as the “Properties”). The Operating Partnership also derives income from Ramco-Gershenson, Inc. to the extent that Ramco-Gershenson, Inc. pays dividends on shares owned by the Operating Partnership. The Operating Partnership does not charge, and is not expected to charge, rent that is based in whole or in part on the income or profits of any person except for rent based on a fixed percentage or percentages of receipts or sales. The Operating Partnership is not anticipated to derive rent attributable to personal property leased in connection with real property that exceeds 15% of the total rent.

      In addition, we do not believe that we derive (through the Operating Partnership) rent from a Related Party Tenant. However, the determination of whether we own 10% or more (as measured by either voting power or value) of any tenant is made after the application of complex attribution rules under which we will be treated as owning interests in tenants that are owned by our “Ten Percent Shareholders.” In identifying our Ten Percent Shareholders, each individual or entity will be treated as owning shares held by related individuals and entities. Accordingly, we cannot be absolutely certain whether all Related Party Tenants have been or will be identified. Although rent derived from a Related Party Tenant will not qualify as rents from real property and, therefore, will not be qualifying income under the 75% or 95% gross income tests, we believe that the aggregate amount of such rental income (together with any other nonqualifying income) in any taxable year will not cause us to exceed the limits on nonqualifying income under such gross income tests.

      The Operating Partnership provides certain services with respect to the Properties (and will provide such services with respect to any newly acquired properties) through Ramco-Gershenson, Inc. Because Ramco-Gershenson, Inc. is a TRS, the provision of such services will not cause the amounts received by us (through our ownership interest in the Operating Partnership) with respect to the Properties to fail to qualify as rents from real property for purposes of the 75% and 95% gross income tests.

      We may indirectly receive distributions from TRSs or other corporations that are neither REITs nor qualified REIT subsidiaries. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test.

      In sum, our investment in real properties through the Operating Partnership and the provision of services with respect to those properties through Ramco-Gershenson, Inc. gives and will give rise mostly to rental income qualifying under the 75% and 95% gross income tests. Gains on sales of such properties, or of our interest in the Operating Partnership, will generally qualify under the 75% and 95% gross income tests. We anticipate that income on our other investments will not result in our failing the 75% or 95% gross income test for any year.

      If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Internal Revenue Code. These relief provisions generally will be available if (1) our failure to meet such tests was due to reasonable cause and not due to willful neglect, (2) we attached a schedule of the sources of our income to our return, and (3) any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in “— Taxation of REITs in General,” even if these relief provisions apply, a tax would be imposed with respect to the excess gross income.

     Asset Tests

      At the close of each calendar quarter of our taxable year, we must also satisfy the following four tests relating to the nature of our assets. For purposes of each of these tests, our assets are deemed to include the assets of any disregarded subsidiary and our share of the assets of any subsidiary partnership, such as the Operating Partnership.

•	At least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, “real estate assets” include interests in real property, such as land, buildings, leasehold interests in real property, stock of corporations that qualify as REITs, and some kinds of mortgage backed securities and mortgage loans.

•	The value of any one issuer’s securities owned by us may not exceed 5% of the value of our assets. This asset test does not apply to securities of TRSs.

•	We may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. This asset test does not apply to securities of TRSs or to “straight debt” having specified characteristics.

•	The aggregate value of all securities of TRSs we hold may not exceed 20% of the value of our total assets.

      Notwithstanding the general rule that, for purposes of the REIT income and asset tests, we are treated as owning our proportionate share of the underlying assets of our subsidiary partnerships, if we hold indebtedness issued by such a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests, unless it is a qualified mortgage asset or otherwise satisfies the rules for “straight debt.”

      After meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by a disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe that we maintain adequate records with respect to the nature and value of our assets to enable us to comply with the asset tests and to enable us to take such action within 30 days after the close of any quarter as may be required to cure any noncompliance. There can be no assurance, however, that we will always successfully take such action.

      We believe that our holdings of securities and other assets have complied and will continue to comply with the foregoing REIT asset requirements, and we intend to monitor compliance on an ongoing basis. No independent appraisals have been obtained, however, to support our conclusions as to the value of our total assets, or the value of any particular security or securities. Moreover, values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Accordingly, there can be no assurance that the IRS will not contend that we fail to meet the REIT asset requirements by reason of our interests in our subsidiaries or in the securities of other issuers or for some other reason. The IRS has asserted that, during the third quarter of 1994, we violated the requirement that not more than 25% of our total assets be represented by securities other than those qualifying under the 75% asset test. See “Tax Audit” below.

     Annual Distribution Requirements

      In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our shareholders each year in an amount at least equal to: (1) the sum of (a) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction, our net capital gain and net income from foreclosure property, and with certain other adjustments) and (b) 90% of our net income, if any, from “foreclosure property” (described below); minus (2) the sum of certain items of non-cash income.

      These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the taxable year to which they relate and if paid on or before the first regular dividend payment after such declaration. In order for distributions to be counted for this purpose, and to give rise to a tax deduction by us, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares within a particular class, and is in accordance with the preferences among different classes of shares as set forth in our organizational documents. In addition, any dividend we declare in October, November, or December of any year and payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

      To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary corporate rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our shareholders include their proportionate share of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax we paid. Our shareholders would then increase the adjusted basis of their shares by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their shares.

      Net operating losses that we are allowed to carry forward from prior tax years may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of the shareholders, of any distributions that are actually made by us, which are generally taxable to the shareholders to the extent that we have current or accumulated earnings and profits. See “Federal Income Taxation of Shareholders — Federal Income Taxation of Taxable Domestic Shareholders — Distributions” below.

      If we fail to distribute during each calendar year at least the sum of: (1) 85% of our REIT ordinary income for that year; (2) 95% of our REIT capital gain net income for that year; and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such sum over the amounts actually distributed plus retained amounts on which income tax is paid at the corporate level. We believe that we have made, and intend to continue to make, timely distributions so that we are not subject to the 4% excise tax.

      In addition, if we dispose of any asset subject to the Built-in Gain Rule (described above), then depending on the character of the asset, we might be required to distribute 90% of the Built-in Gain (less our tax on such gain), if any, recognized on the disposition of such asset under the 90% distribution requirement described above.

      We intend to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the partnership agreement of the Operating Partnership stipulates that we, as general partner, must use our best efforts to cause the Operating Partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements. It is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement, as a result of timing differences between the actual receipt of cash (including distributions from the Operating Partnership) and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing our “REIT taxable income” on the other hand. To avoid any failure to comply with the 90% distribution requirement, we will closely monitor the relationship between our “REIT taxable income” and cash flow, and if necessary, will borrow funds (or cause the Operating Partnership or other affiliates to borrow funds) in order to satisfy the distribution requirement.

      Under certain circumstances, we may be able to cure a failure to meet the distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. We will be required to pay interest, however, based upon the amount of any deduction taken for deficiency dividends.

     Failure to Qualify

      If we fail to qualify for taxation as a REIT in any taxable year, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us, nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations in the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year of termination of our REIT status. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

     Prohibited Transactions

      Net income derived from a “prohibited transaction” is subject to a 100% excise tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. The Operating Partnership owns interests in real property that is situated on the periphery of certain of the Properties. We and the Operating Partnership believe that this peripheral property is not held for sale to customers and that the sale of such peripheral property will not be in the ordinary course of the Operating Partnership’s business. We intend to conduct our operations so that no asset owned by us or our pass-through subsidiaries will be held for sale to customers, and that a sale of any such asset will not be in the ordinary course of our business. Whether property is held primarily for sale to customers in the ordinary course of our business depends, however, on the facts and circumstances as they exist from time to time, including those relating to a particular property. As a result, no assurance can be given that we can avoid being deemed to own property that the IRS later characterizes as property held primarily for sale to customers in the ordinary course of our business, or that we can comply with certain safe-harbor provisions of the Internal Revenue Code that would prevent such treatment.

     Foreclosure Property

      Foreclosure property is real property and any personal property incident to such real property (1) which is acquired by a REIT as the result of the REIT’s having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) the loan or lease related to which was acquired by the REIT at a time when default was not imminent or anticipated, and (3) which such REIT makes a proper election to treat as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% excise tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property (i.e., property held for sale to customers in the ordinary course of business) in the hands of the selling REIT.

Tax Audit

      During the third quarter of 1994, we held more than 25% of the value of our total assets in short-term Treasury Bill reverse repurchase agreements, which could be viewed as non-qualifying assets for purposes of applying the 75% asset test. (Our ownership of the short-term Treasury Bill reverse repurchase agreements is referred to in this section as the “Asset Issue.”) We requested that the IRS enter into a closing agreement with us that the Asset Issue would not adversely affect our status as a REIT. The IRS deferred any action relating to the Asset Issue pending the further examination of our taxable years ended December 31, 1991 through 1994. As discussed below, the field examination has since been completed and the IRS has proposed to disqualify us as a REIT for our taxable year ended December 31, 1994 based on the Asset Issue. Our former tax counsel, Battle Fowler LLP, had rendered an opinion on March 6, 1996 that our investment in the short-term Treasury Bill reverse repurchase agreements would not adversely affect our REIT status. This opinion, however, is not binding upon the IRS or any court.

      In connection with the incorporation and distribution of all of the shares of Atlantic Realty Trust (which is referred to in this section as “Atlantic”) in May 1996, we entered into a tax agreement with Atlantic under which Atlantic assumed all our tax liability arising out of the IRS’ then ongoing examination, excluding any tax liability relating to any actions or events occurring, or any tax return position taken, after May 10, 1996, but including liabilities for additions to tax, interest, penalties and costs relating to covered taxes. (This tax agreement is referred to in this section as the “Tax Agreement.”) Under the Tax Agreement, a group of our trustees, consisting of Stephen R. Blank, Arthur Goldberg and Joel Pashcow, has the right to control, conduct and effect the settlement of any claims for taxes for which Atlantic assumed liability. Messrs. Blank, Goldberg and Pashcow also serve on Atlantic’s board of trustees. As a result of this relationship, Atlantic may control the timing of the resolution or disposition of any such claims. The Tax Agreement provides that, to the extent any tax covered by the Tax Agreement can be avoided through the declaration of a “deficiency dividend” (that is, our declaration and payment of a distribution to our current shareholders that is permitted to relate back to the year for which the IRS determines a deficiency in order to satisfy the distribution requirement for such year), we will make, and Atlantic will reimburse us for the amount of, such deficiency dividend.

      In addition to examining our taxable years ended December 31, 1991 through 1994, the IRS has examined our taxable year ended December 31, 1995. The IRS revenue agent issued an examination report on March 1, 1999 (which is referred to in this section as the “First Report”). As previously noted, the First Report proposes to disqualify us as a REIT for our taxable year ended December 31, 1994 based on the Asset Issue. In addition, the First Report proposes to increase our “REIT taxable income” for our taxable years ended December 31, 1991, 1992, 1993, and 1995. In this regard, we and Atlantic received an opinion from special tax counsel, Wolf, Block, Schorr and Solis-Cohen, on March 25, 1996 that, to the extent there is a deficiency in our “REIT taxable income” for our taxable years ended December 31, 1991 through 1994, and provided we timely pay a deficiency dividend, our status as a REIT for those taxable years would not be affected. The First Report acknowledges that we can avoid disqualification as a REIT for failure to meet the distribution requirement with respect to a year for which our “REIT taxable income” is increased by payment of a deficiency dividend. However, the First Report notes that the payment of a deficiency dividend cannot cure our disqualification as a REIT for the taxable year ended December 31, 1994 based on the Asset Issue.

      We believe that most of the positions set forth in the First Report are unsupported by the facts and applicable law. Accordingly, on April 30, 1999, we filed a protest with the Appeals Office of the IRS to contest most of the positions set forth in the First Report. The Appeals Officer returned the case file to the revenue agent for further development. On October 29, 2001, the revenue agent issued a new examination report (which is referred to in this section as the “Second Report”) that reached substantially the same conclusions as the First Report. We filed a protest of the Second Report with the IRS on November 29, 2001 and expect to have a meeting with the appellate conferee in the near future. If a satisfactory result cannot be obtained through the administrative appeals process, judicial review of the determination is available to us.

      If, notwithstanding the above-described opinions of legal counsel, the IRS successfully challenges our status as a REIT for any taxable year, we will be able to re-elect REIT status commencing with the fifth taxable year following the initial year of disqualification (or possibly an earlier taxable year if we meet certain relief provisions under the Internal Revenue Code). Thus, for example, if the IRS successfully challenges our status as a REIT solely for our taxable year ended December 31, 1994 based on the Asset Issue, we will be able to re-elect REIT status no later than our taxable year which began January 1, 1999.

      In addition to the above-described examinations, the IRS is currently conducting an examination of us for the taxable years ended December 31, 1996 and 1997, and of the Operating Partnership for the taxable years ended December 31, 1997 and 1998.

      In the notes to the consolidated financial statements made part of Atlantic’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission for its quarter ended June 30, 2002, Atlantic has disclosed its liability for the tax deficiencies (and interest and penalties on the tax deficiencies) proposed to be assessed against us by the IRS for the taxable years ended December 31, 1991 through 1995, as reflected in each of the First Report and Second Report. We believe, but can provide no assurance, that Atlantic currently has sufficient net assets to pay such tax deficiencies, interest and penalties. According to the quarterly report on Form 10-Q filed by Atlantic for its quarter ended June 30, 2002, Atlantic had net assets at June 30, 2002 of $59.0 million (determined pursuant to the liquidation basis of accounting). If the amount of tax, interest and penalties assessed against us ultimately exceeds the amounts proposed in each of the First Report and Second Report, however, because interest continues to accrue on the proposed tax deficiencies, or additional tax deficiencies are proposed or for any other reason, then Atlantic may not have sufficient assets to reimburse us for all amounts we must pay to the IRS, and we would be required to pay the difference out of our own funds. Accordingly, the ultimate resolution of any controversy over tax liabilities covered by the Tax Agreement may have a material adverse effect on our financial position, results of operations or cash flows, including if we are required to distribute deficiency dividends to our shareholders and/or pay additional taxes, interest and penalties to the IRS in amounts that exceed the value of Atlantic’s net assets. Moreover, the IRS may assess us with taxes that Atlantic is not required under the Tax Agreement to pay, such as taxes arising from the recently-commenced examination of us for the taxable years ended December 31, 1996 and 1997, and of the Operating Partnership for the taxable years ended December 31, 1997 and 1998. There can be no assurance, therefore, that the IRS will not assess us with substantial taxes, interest and penalties which Atlantic cannot, is not required to, or otherwise does not pay.

Tax Consequences of Re-election of REIT Status

      As discussed above under “Tax Audit,” if the IRS is successful in its challenge of our REIT status for any taxable year, we will be able to re-elect REIT status commencing with the fifth succeeding taxable year (or possibly an earlier taxable year if we meet certain relief provisions under the Internal Revenue Code). Thus, for example, if the IRS is successful in its challenge of our REIT status for our taxable year ended December 31, 1994, we will be able to re-elect REIT status no later than our taxable year which began on January 1, 1999. Under Temporary Treasury Regulations effective for transactions in which a subchapter C corporation qualifies as a REIT (including, in the case of a subchapter C corporation that formerly qualified as a REIT, requalification as a REIT) or in which a REIT acquires (without the recognition of gain or loss) any asset from a subchapter C corporation on or after January 2, 2002, the Built-in Gain Rule applies unless the REIT elects to have the Deemed Sale Rule apply. See “Taxation of the Company — Taxation of REITs in General” above.

      Under Temporary Treasury Regulations effective for transactions in which a subchapter C corporation qualifies as a REIT (including, in the case of a subchapter C corporation that formerly qualified as a REIT, requalification as a REIT) or in which a REIT acquires (without the recognition of gain or loss) any asset from a subchapter C corporation on or after June 10, 1987 and before January 2, 2002, the Deemed Sale Rule applies unless the REIT elects to have the Built-in Gain Rule apply. A REIT can retroactively elect to have the Built-in Gain Rule apply if it makes the election on any federal income tax return filed by it before March 15, 2003 (provided, however, that the REIT has reported consistently with the election for all prior periods).

      Both sets of Temporary Treasury Regulations are (and each of the Deemed Sale Rule and the Built-in Gain Rule is) inapplicable to any requalification as a REIT by a corporation that, (1) immediately prior to requalifying as a REIT, was taxed as a subchapter C corporation for a period not exceeding two taxable years, and (2) immediately prior to being taxed as a subchapter C corporation, was taxed as a REIT for a period of at least one taxable year. In addition, if the REIT had an asset subject to the Built-in Gain Rule before the REIT became subject to tax as a subchapter C corporation, then the Recognition Period with respect to such asset is reduced by the portion of the Recognition Period that expired before the REIT became subject to tax as a subchapter C corporation and by the ensuing period of time that the corporation was subject to tax as a subchapter C corporation.

      If we are disqualified as a REIT for any taxable year as a result of the recently-concluded or pending IRS examination described in “Tax Audit” above, and we re-elect REIT status beginning with the fifth succeeding taxable year after such taxable year, (1) the Deemed Sale Rule would apply if our election to requalify as a

REIT is effective on or after June 10, 1987 and before January 2, 2002, unless we elect to have the Built-in Gain Rule apply, and (2) the Built-in Gain Rule would apply to all of our assets held on the first day of the fifth succeeding taxable year after disqualification if our election to requalify as a REIT is effective on or after January 2, 2002 (and we would begin a new Recognition Period on the first day of such fifth succeeding taxable year), unless we elect to have the Deemed Sale Rule apply. We intend to elect to have the Built-in Gain Rule apply for the period after June 9, 1987 and before January 2, 2002, but we do not intend to elect to have the Deemed Sale Rule apply for the period after January 1, 2002. In any event, if we were able to re-elect REIT status beginning with the first or second succeeding taxable year after the taxable year of disqualification, the rules under the Temporary Treasury Regulations would not apply under the exception to such rules described in the immediately preceding paragraph.

      In addition, if we are disqualified as a REIT for any taxable year or years and we re-elect REIT status in a subsequent taxable year, we would be required to distribute the earnings and profits we accumulated as a subchapter C corporation to our shareholders by the close of the first taxable year for which we re-elect REIT status. For taxable years beginning before August 6, 1997, a distribution is treated for this purpose as being made from the most recently accumulated earnings and profits instead of the earliest accumulated earnings and profits. Conversely, for taxable years beginning after August 5, 1997 and before 2001, a distribution is treated for this purpose as being made from the earliest accumulated earnings and profits rather than from the most recently accumulated earnings and profits. For taxable years after 2000, a distribution is treated for this purpose as first coming from earnings and profits that the REIT accumulated while subject to tax as a subchapter C corporation. Therefore, if we are disqualified as a REIT for any taxable year or years and we re-elect REIT status in a subsequent taxable year beginning after August 5, 1997, any distributions in such subsequent taxable year would likely be treated as first having been made from the earnings and profits we accumulated while subject to tax as a subchapter C corporation. Moreover, if we re-elect to be a REIT for a taxable year and fail to distribute such accumulated earnings and profits by the close of such year, we may distribute them (less an interest charge payable to the IRS on half the amount of the accumulated earnings and profits) in a subsequent year in which there is a determination that we would not otherwise qualify as a REIT for the taxable year of the re-election, provided that such determination contains a finding that the failure to distribute such accumulated earnings and profits by the close of the year of re-election was not due to fraud with intent to evade tax.

Tax Aspects of Investment in the Operating Partnership

     General

      We hold a direct interest in the Operating Partnership and, through the Operating Partnership, hold an indirect interest in certain other partnerships and in limited liability companies classified as partnerships for federal income tax purposes (which, together, are referred to in this section as the “Partnerships”). In general, partnerships are “pass-through” entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction, and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We will include our proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in computing our “REIT taxable income.” See “Taxation of the Company — Income Tests” above. Any resultant increase in our “REIT taxable income” will increase the amount we must distribute to satisfy the REIT distribution requirements (see “Taxation of the Company — Annual Distribution Requirements” above) but will not be subject to federal income tax in our hands provided that we distribute such income to our shareholders. Moreover, for purposes of the REIT asset tests (see “Taxation of the Company — Asset Tests” above), we will include our proportionate share of the assets held by the Partnerships.

     Entity Classification

      Our interests in the Partnerships involve special tax considerations, including the possibility of a challenge by the IRS of the status of the Operating Partnership or any other Partnership as a partnership (as opposed to an association taxable as a corporation) for federal income tax purposes. In general, under certain Treasury

Regulations which became effective January 1, 1997 (referred to in this section as the “Check-the-Box Regulations”), an unincorporated entity with at least two members may elect to be classified either as a corporation or as a partnership for federal income tax purposes. If such an entity does not make an election, it generally will be treated as a partnership for federal income tax purposes. For such an entity that was in existence prior to January 1, 1997, such as the Operating Partnership and most of the other Partnerships, the entity will have the same classification (unless it elects otherwise) that it claimed under the rules in effect prior to the Check-the-Box Regulations. In addition, the federal income tax classification of an entity that was in existence prior to January 1, 1997 will be respected for all periods prior to January 1, 1997 if (1) the entity had a reasonable basis for its claimed classification, (2) the entity and all members of the entity recognized the federal income tax consequences of any changes in the entity’s classification within the 60 months prior to January 1, 1997, and (3) neither the entity nor any member of the entity was notified in writing by a taxing authority on or before May 8, 1996 that the classification of the entity was under examination. We believe that the Operating Partnership and each of the other Partnerships which existed prior to January 1, 1997 reasonably claimed partnership classification under the Treasury Regulations relating to entity classification in effect prior to January 1, 1997, and such classification should be respected for federal income tax purposes. Each of them intends to continue to be classified as a partnership for federal income tax purposes, and none of them will elect to be treated as an association taxable as a corporation under the Check-the-Box Regulations.

      If the Operating Partnership or any of the other Partnerships were to be treated as an association, it would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of our assets and items of gross income would change, which would likely preclude us from satisfying the asset tests and possibly the income tests (see “Taxation of the Company — Income Tests” and “Taxation of the Company — Asset Tests” above), and in turn would prevent us from qualifying as a REIT. See “Taxation of the Company — Failure to Qualify” above for a discussion of the effect of our failure to meet such tests for a taxable year. In addition, any change in the status of any of the Partnerships for federal income tax purposes might be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

     Tax Allocations with Respect to the Properties

      Pursuant to Section 704(c) of the Internal Revenue Code and applicable Treasury Regulations, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership (such as the Properties contributed to the Operating Partnership by the limited partners of the Operating Partnership) must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (referred to in this section as the “Book-Tax Difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed with contributions of appreciated property (including the Properties contributed by the limited partners of the Operating Partnership). Consequently, the Operating Partnership’s partnership agreement requires allocations to be made in a manner consistent with Section 704(c) of the Internal Revenue Code and the applicable Treasury Regulations. Where a partner contributes cash to a partnership at a time when the partnership holds appreciated (or depreciated) property, the applicable Treasury Regulations provide for a similar allocation of these items to the other (that is, the non-contributing) partners. These rules may apply to any contribution by us to the Operating Partnership or the other Partnerships of cash proceeds received in offerings of our securities, including any offering of common shares, preferred shares and warrants contemplated by this prospectus.

      In general, the limited partners that contributed appreciated Properties to the Partnerships will be allocated less depreciation, and increased taxable gain on sale, of such Properties. This will tend to eliminate the Book-Tax Difference. However, the special allocation rules of Section 704(c) and the applicable Treasury Regulations do not always rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Under the applicable Treasury Regulations, special allocations of income and gain and depreciation deductions must be made on a property-by-property basis. Depreciation deductions resulting from the carryover basis of a contributed property are used to eliminate the Book-Tax Difference by allocating such deductions to the non-contributing partners (for example, the Company) up to the amount of their share of book depreciation. Any remaining tax depreciation for the contributed property would be allocated to the partners who contributed the property. Each Partnership has elected the “traditional method” of rectifying the Book-Tax Difference under the applicable Treasury Regulations, pursuant to which if depreciation deductions are less than the non-contributing partners’ share of book depreciation, then the non-contributing partners lose the benefit of the tax deductions in the amount of the difference. When the property is sold, the resulting tax gain is used to the extent possible to eliminate any remaining Book-Tax Difference. Under the traditional method, it is possible that the carryover basis of the contributed assets in the hands of a Partnership may cause us to be allocated less depreciation and other deductions than would otherwise be allocated to us. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See “Taxation of the Company — Annual Distribution Requirements” above.

      With respect to property purchased by (and not contributed to) the Operating Partnership, such property will initially have a tax basis equal to its fair market value and Section 704(c) of the Internal Revenue Code and the applicable Treasury Regulations will not apply.

     Sale of the Properties

      The Partnerships intend to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating the Properties and other shopping centers and to make such occasional sales of the Properties as are consistent with our investment objectives. Based upon such investment objectives, we believe that, in general, the Properties should not be considered dealer property (i.e., property held for sale to customers in the ordinary course of business) and that the amount of income from prohibited transactions, if any, will not be material. Whether property is dealer property is a question of fact that depends, however, on the particular facts and circumstances with respect to the particular transaction. No assurance can be given that any property sold by us or any of our Partnerships will not be dealer property, or that we can comply with certain safe-harbor provisions of the Internal Revenue Code that would prevent such treatment. Our share of any gain realized by the Operating Partnership or any other Partnership on the sale of any dealer property generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See “Taxation of the Company — Prohibited Transactions” above.

Taxation of Ramco-Gershenson, Inc.

      A portion of the amounts to be used to fund distributions to our shareholders is expected to come from distributions made by Ramco-Gershenson, Inc., our TRS, to the Operating Partnership. In general, Ramco-Gershenson, Inc. pays federal, state and local income taxes on its taxable income at regular corporate rates. Any federal, state or local income taxes that Ramco-Gershenson, Inc. is required to pay will reduce our cash flow from operating activities and our ability to make distributions to holders of our securities, including our common shares and our preferred shares.

Federal Income Taxation of Shareholders

     Federal Income Taxation of Taxable Domestic Shareholders

      Distributions. Due to our status as a REIT, distributions made to our taxable domestic shareholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. The maximum federal income tax rate applicable to corporations is 35% and that applicable to ordinary income of individuals is currently 38.6% (37.6% for 2004 and 2005, and 35% for 2006 through 2010). Distributions that are designated as capital gain dividends will be taxed to shareholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the shareholder has held its common or preferred shares. A similar treatment will apply to long-term capital gains we retain, to the extent that we elect the application of provisions of the Internal Revenue Code that treat shareholders of a REIT as having received, for federal income tax purposes, undistributed capital gains of the REIT, while passing through to shareholders a corresponding credit for taxes paid by the REIT on such retained capital gains. Corporate shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 20% in the case of shareholders who are individuals, and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are individuals, to the extent of previously claimed depreciation deductions. Pursuant to Treasury Regulations to be promulgated by the U.S. Treasury Department, a portion of our distributions may be subject to the alternative minimum tax to the extent of our items of tax preference, if any, allocated to the shareholders.

      The Internal Revenue Service has taken the position in published guidance that if a REIT has two classes of shares, it may designate distributions made to each class in any year as consisting of no more than such class’ proportionate share of particular types of income based on the total distributions paid to each class for such year, including distributions out of net capital gain. Consequently, if both common shares and preferred shares are outstanding, we intend to designate distributions made to the classes as consisting of particular types of income in accordance with the classes’ proportionate shares of such income. Thus, distributions of net capital gain will be allocated between holders of common shares and holders of preferred shares, if any, in proportion to the total distributions made to each class during the taxable year, or otherwise as required by applicable law.

      Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder’s common or preferred shares in respect of which the distributions were made, but rather, will reduce the adjusted basis of these common or preferred shares. To the extent that such distributions exceed the adjusted basis of a shareholder’s shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend we declare in October, November or December of any year and payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

      Net operating losses and capital losses that we are allowed to carry forward from prior tax years may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See “Taxation of the Company — Annual Distribution Requirements” above. Such losses, however, are not passed through to our shareholders and do not offset income of shareholders from other sources, nor would they affect the character of any distributions that we actually make, which are generally subject to tax in the hands of our shareholders to the extent that we have current or accumulated earnings and profits.

      We will be treated as having sufficient earnings and profits for a year to treat as a dividend any distribution we make for such year up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed in “Taxation of the Company” above. As a result, taxable domestic shareholders may be required to treat certain distributions as taxable dividends even though we may have no overall, accumulated earnings and profits. Moreover, any deficiency dividend will be treated as a dividend (an ordinary dividend or a capital gain dividend, as the case may be) regardless of our earnings and profits for the year in which we pay the deficiency dividend. See “Tax Audit” above.

      Disposition of Common and Preferred Shares. In general, capital gains recognized by individuals and other non-corporate shareholders upon the sale or disposition of common or preferred shares will be subject to a maximum federal income tax rate of 20% (applicable to long-term capital gains) if the shares are held for more than 12 months, and will be taxed at rates of up to 38.6% (37.6% for 2004 and 2005, and 35% for 2006 through 2010) (applicable to short-term capital gains) if the shares are held for 12 months or less. Gains recognized by shareholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. Capital losses recognized by a shareholder upon the disposition of shares held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available first to offset long-term capital gain (which is taxed at capital gain rates) and then short-term capital gain (which is taxed at ordinary income rates) of the shareholder, but not ordinary income of the shareholder (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). Capital losses recognized by a shareholder upon the disposition of shares held for not more than one year are considered short-term capital losses and are generally available first to offset short-term capital gain and then long-term capital gain of the shareholder, but not ordinary income of the shareholder (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares by a shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as long-term capital loss to the extent of distributions received from us that are required to be treated by the shareholder as long-term capital gain.

      A redemption of preferred shares will be treated under section 302 of the Internal Revenue Code as a dividend subject to tax at ordinary income tax rates (to the extent of our current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in section 302(b) of the Internal Revenue Code enabling the redemption to be treated as a sale or exchange of the preferred shares. The redemption will satisfy such test if it (1) is “substantially disproportionate” with respect to the holder (which will not be the case if only preferred shares are redeemed, since preferred shares generally do not have voting rights), (2) results in a “complete termination” of the shareholder’s stock interest in us, or (3) is not “essentially equivalent to a dividend” with respect to the shareholder, all within the meaning of section 302(b) of the Internal Revenue Code. In determining whether any of these tests have been met, shares considered to be owned by the shareholder by reason of certain constructive ownership rules set forth in the Internal Revenue Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of section 302(b) of the Internal Revenue Code is satisfied with respect to any particular holder of preferred shares will depend upon the facts and circumstances as of the time the determination is made, prospective investors are advised to consult their own tax advisors to determine such tax treatment. If a redemption of preferred shares is treated as a distribution that is taxable as a dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of any property received by the shareholder. The shareholder’s adjusted tax basis in the redeemed preferred shares would be transferred to the shareholder’s remaining stock holdings in the Company. If, however, the shareholder has no remaining stock holdings in the Company, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

      Passive Activity Loss and Investment Interest Limitations. Taxable dividends that we distribute and gain from the disposition of common or preferred shares will not be treated as passive activity income, and therefore, shareholders generally will not be able to apply any “passive losses” against such income. Taxable dividends that we distribute and gain from the disposition of common or preferred shares generally may be treated as investment income for purposes of applying the limitation on the deductibility of investment interest.

Federal Income Taxation of Non-U.S. Shareholders

      The following is a summary of certain United States federal income and estate tax consequences of the ownership and disposition of common and preferred shares applicable to non-U.S. shareholders. A “non-U.S. shareholder” is any person other than:

•	a citizen or resident of the United States,

•	a corporation or partnership created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia,

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, or

•	a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

The following summary is based on current law and is for general information only. The summary addresses only selective and not all aspects of United States federal income and estate taxation.

      Ordinary Dividends. The portion of dividends received by non-U.S. shareholders payable out of our earnings and profits which are not attributable to our capital gains and which are not effectively connected with a U.S. trade or business of the non-U.S. shareholder will be subject to U.S. withholding tax at the rate of 30%, unless reduced by treaty.

      In general, non-U.S. shareholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of common or preferred shares. In cases where the dividend income from a non-U.S. shareholder’s investment in common or preferred shares is, or is treated as, effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to U.S. income tax at graduated rates, in the same manner as domestic shareholders are taxed with respect to such dividends, and may also be subject to the 30% branch profits tax in the case of a non-U.S. shareholder that is a corporation.

      Non-Dividend Distributions. Unless our common or preferred shares constitute a U.S. real property interest (referred to in this section as a “USRPI”), distributions by us which are not dividends out of our earnings and profits will generally not be subject to U.S. federal income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the entire distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. shareholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If the common or preferred shares constitute a USRPI, as discussed below, distributions by us in excess of the sum of our earnings and profits plus the shareholder’s basis in its shares will be taxed under the Foreign Investment in Real Property Tax Act of 1980 (which is referred to in this section as “FIRPTA”) at the rate of tax, including any applicable capital gains rates, that would apply to a domestic shareholder of the same type (that is, an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 10% of the amount by which the distribution exceeds the shareholder’s share of our earnings and profits.

      Capital Gain Dividends. Under FIRPTA, a distribution made by us to a non-U.S. shareholder, to the extent attributable to gains from dispositions of USRPIs held by us directly or through pass-through subsidiaries (referred to in this section as “USRPI capital gains”), will be considered effectively connected with a U.S. trade or business of the non-U.S. shareholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations (as the case may be) (subject to alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), without regard to whether the distribution is designated as a capital gain dividend. In addition, we will be required to withhold tax equal to 35% of the amount of dividends to the extent the dividends constitute USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. shareholder that is a corporation.

      Dispositions of Common or Preferred Shares. Unless the common or preferred shares constitute a USRPI, a sale of such shares by a non-U.S. shareholder generally will not be subject to U.S. taxation under FIRPTA. The shares will not be treated as a USRPI if less than 50% of our assets during a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor.

      Even if the foregoing test is not met, common and preferred shares nonetheless will not constitute a USRPI if we are a “domestically-controlled REIT.” A domestically-controlled REIT is a REIT less than 50% in value of the shares of which is held directly or indirectly by non-U.S. shareholders at all times during a prescribed testing period. We believe that we are, and we expect to continue to be, a domestically-controlled

REIT and, therefore, the sale of the common or preferred shares should not be subject to taxation under FIRPTA. Because our common shares are publicly traded, however, no assurance can be given that we are or will be a domestically-controlled REIT.

      In the event that we do not constitute a domestically-controlled REIT, a non-U.S. shareholder’s sale of common or preferred shares nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (1) the shares are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and (2) the selling non-U.S. shareholder held 5% or less of our outstanding shares at all times during a prescribed testing period.

      If gain on the sale of common or preferred shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to the same treatment as a U.S. shareholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the shares could be required to withhold 10% of the purchase price and remit such amount to the IRS.

      Gain from the sale of common or preferred shares that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. shareholder in two cases: (1) if the non-U.S. shareholder’s investment in the common or preferred shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder, the non-U.S. shareholder will be subject to the same treatment as a U.S. shareholder with respect to such gain, or (2) if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and either has a “tax home” in the United States or maintains in the United States an office or other fixed place of business to which the gain is attributable, the nonresident alien individual will be subject to tax on the individual’s capital gain at a 30% rate (or lower tax treaty rate, if applicable).

      Estate Tax. Common or preferred shares owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of death will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

     Federal Taxation of Tax-Exempt Shareholders

      Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (which is referred to in this section as “UBTI”). While many investments in real estate generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt shareholder has not held its common or preferred shares as “debt financed property” within the meaning of the Internal Revenue Code (that is, where the acquisition or holding of the property is financed through a borrowing by the tax-exempt shareholder), and (2) the shares are not otherwise used in an unrelated trade or business, we believe that distributions from us and income from the sale of the shares should not give rise to UBTI to a tax-exempt shareholder.

      Tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (9), (17) and (20) of the Internal Revenue Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

      In certain circumstances, a pension trust that owns more than 10% of the value of our shares could be required to treat a percentage of the dividends from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless either (1) one pension trust owns more than 25% of the value of our shares, or (2) a group of pension trusts, each individually holding more than 10% of the value of our shares, collectively owns more than 50% of the value of our shares. We believe that we currently are not a pension-held REIT.

      Tax-exempt shareholders are urged to consult their tax advisor regarding the federal, state, local and foreign tax consequences of an investment in our common or preferred shares.

Other Tax Considerations

     Information Reporting Requirements and Backup Withholding Tax

      Under certain circumstances, holders of common and preferred shares may be subject to backup withholding at a rate of 30% (29% for 2004 and 2005, and 28% for 2006 through 2010) on payments made with respect to, or cash proceeds of a sale or exchange of, common or preferred shares. Backup withholding will apply only if the shareholder (1) fails to furnish its taxpayer identification number, referred to in this section as a “TIN” (which, for an individual, would be his or her social security number), (2) furnishes an incorrect TIN, (3) is notified by the IRS that it has failed to properly report payments of interest and dividends, or (4) under certain circumstances, fails to certify, under penalty of perjury, that it has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Shareholders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a shareholder will be allowed as a credit against such shareholder’s United States federal income tax liability and may entitle such shareholder to a refund, provided that the required information is furnished to the IRS. In addition, we may be required to withhold a portion of capital gain distributions to, or gross proceeds from our redemption of shares or other securities from, any shareholders who fail to certify their non-foreign status, if applicable.

      Additional issues may arise pertaining to information reporting and backup withholding with respect to non-U.S. shareholders, and non-U.S. shareholders should consult their tax advisors with respect to any such information reporting and backup withholding requirements. Backup withholding with respect to non-U.S. shareholders is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a non-U.S. shareholder will be allowed as a credit against any United States federal income tax liability of such non-U.S. shareholder. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

     Dividend Reinvestment Plan

      To the extent that a shareholder receives common shares or preferred shares pursuant to a dividend reinvestment plan, the federal income tax treatment of the shareholder and us will generally be the same as if the distribution had been made in cash. See “Federal Income Taxation of Shareholders” and “Taxation of the Company — Annual Distribution Requirements” above.

     Legislative or Other Actions Affecting REITs

      The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the federal tax laws and interpretations of federal tax laws could adversely affect an investment in the common shares and preferred shares.

     State and Local Taxes

      We are, and holders of common shares and preferred shares may be, subject to state, local, or other taxation in various state, local, or other jurisdictions, including those in which we or our shareholders transact business, own property or reside. The tax treatment in such jurisdictions may differ from the federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state, local, and other tax laws on their investment in common shares and preferred shares.

     Additional Tax Consequences for Holders of Warrants

      See the applicable prospectus supplement for a discussion of any additional tax consequences for holders of warrants offered by such prospectus supplement.

PLAN OF DISTRIBUTION

      We may sell our securities from time to time through underwriters or dealers, directly to purchasers, through agents or through a combination of any of these methods. We may also sell our securities directly to investors through subscription rights distributed to our shareholders. In connection with the distribution of subscription rights to shareholders, if all of the underlying securities are not subscribed for, we may sell such unsubscribed securities directly, or through underwriters, to third parties. Any underwriter or agent involved in the offer and sale of securities will be named in the applicable prospectus supplement.

      We may distribute securities in one or more transactions at a fixed price or prices, at prices related to the prevailing market prices at the time of sale, or at negotiated prices (any of which may represent a discount from the prevailing market prices). We may also authorize underwriters acting as our agents to offer and sell securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

      Any underwriting compensation that we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions they receive and any profit they realize on resale of securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933, as amended, and the rules and regulations thereunder. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

      Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase any series of securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

      If so indicated in the applicable prospectus supplement, we will authorize dealers acting as our agents to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to contracts will be neither less than nor more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to our approval. Contracts will not be subject to any conditions except (1) the purchase by an institution of securities covered by its contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and (2) if securities are being sold to underwriters, we will have sold to such underwriters the total principal amount of securities less the principal amount covered by the contracts. Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

      Other than our common shares which are listed on the New York Stock Exchange, each series of securities will be a new issue of securities and will have no established trading market. Any common shares sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange, subject to official notice of issuance. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than our common shares, may or may not be listed on a national securities exchange.

      Underwriters and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

LEGAL MATTERS

      The validity of any securities offered will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. Certain tax matters will be passed upon for us by Honigman Miller Schwartz and Cohn LLP, Detroit, Michigan.

EXPERTS

      The financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Current Report on Form 8-K filed on September 9, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.